STOCK PURCHASE AGREEMENT
between
ENTERPRISE NETWORKS HOLDINGS, INC.,
a Delaware corporation,
and
EXTREME NETWORKS, INC.,
a Delaware corporation

SEPTEMBER 12, 2013

i

Section 10.17	Severability	82
Section 10.18	Other Remedies	82

EXHIBITS

EXHIBIT A -	Escrow Agreement
EXHIBIT B -	Accounting Principles
EXHIBIT C -	Joint Press Release
EXHIBIT D -	Transition Services Agreement
EXHIBIT E -	Form of General Release
EXHIBIT F -	Form of Non-Solicitation Agreement
EXHIBIT G -	Form of Reseller Agreement

SCHEDULES

DISCLOSURE SCHEDULE COMPANY ACCOUNTS SCHEDULE

v

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into on September 12, 2013, between Enterprise Networks Holdings, Inc., a Delaware corporation (“Seller”), and Extreme Networks, Inc., a Delaware corporation (“Buyer,” and together with Seller, the “Parties”).
RECITALS
1. Seller is the direct and beneficial owner of 100% of the issued and outstanding shares of common stock (representing all of the issued and outstanding capital stock of the Company, the “Shares”), $0.01 per share, of Enterasys Networks, Inc., a Delaware corporation (the “Company”).
2. Seller wishes to sell and transfer, and Buyer wishes to buy, all of the Shares on the terms and subject to the conditions of this Agreement (the “Sale”).
3. A portion of the Closing Consideration will be placed in escrow by Buyer as partial security for the indemnification obligations of Seller as set forth in this Agreement and governed by the terms of the Escrow Agreement to be executed and delivered at the Closing, in substantially the form attached as EXHIBIT A (the “Escrow Agreement”).
NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS
“2013 Equity Incentive Plan” means the 2013 Equity Incentive Plan in the form to be provided by Buyer.
“AAA” has the meaning set forth in Section 10.11(a).
“Accounting Firm” has the meaning set forth in Section 2.07(b).
“Accounting Principles” means IFRS applied in accordance with the accounting methodologies, principles, practices, estimation techniques, assumptions and policies used in the preparation of the Current Balance Sheet and as set forth on EXHIBIT B.
“Accounts Payable” means the aggregate amount of the accounts payable of the Target Companies as of the close of business on the Closing Date, determined on a consolidated basis in accordance with the Accounting Principles and the Company Accounts Schedule.
“Accounts Receivable” means the aggregate amount of the accounts receivable of the Target Companies, net of any allowance for doubtful accounts, as of the close of business on the Closing Date, determined on a consolidated basis in accordance with the Accounting Principles and the Company Accounts Schedule.
“Action” means any action, suit, proceeding, order or government charge, in each case by or before a Governmental Authority.
“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.
“Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or non-U.S. law.
“Agreement” has the meaning set forth in the preface above.
“Applicable Period” means the four (4)-year period preceding the date of this Agreement.
“Arbitrable Claim” has the meaning set forth in Section 10.11(a).
“Big Four Accounting Firm” means each of KPMG LLP, Deloitte Touche Tohmatsu LLP, PricewaterhouseCoopers LLP and Ernst & Young LLP.
“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York or California are authorized or obligated to close.
“Buyer” has the meaning set forth in the preface above.
“Closing” has the meaning set forth in Section 2.03.

“Closing Consideration” means (a) $180,000,000, minus (b) the Estimated Indebtedness, minus (c) the excess, if any, of the Minimum Net Accounts over the Estimated Net Accounts, minus (d) the excess, if any, of the Minimum Inventory over the Estimated Inventory, plus (e) the Estimated Cash, and minus (f) the Escrow Fund.
“Closing Date” has the meaning set forth in Section 2.03.
“Closing Estimate” has the meaning set forth in Section 2.06.
“Closing Statement” has the meaning set forth in Section 2.07(a).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the preface above.
“Company Accounts Schedule” means the Company Accounts Schedule attached hereto setting forth the methodology for the calculations of Accounts Payable, Accounts Receivable and Inventory. The Company Accounts Schedule shows an illustrative example of such calculations as of August 31, 2013.
“Company Planned Products” means all of the products and services in development set forth on Schedule 1.01(a).
“Company Products” means all products and services made commercially available by or on behalf of any Target Companies.
“Company Software” means Software, including any software development kits, application program interfaces, or other tools or interfaces used in connection with Software, that have been licensed, sold, marketed, distributed, or made available by the Target Company to third parties, but excluding any Third Party Components.
“Company Subsidiaries” means the direct and indirect Subsidiaries of the Company.
“Contract” means any contract, agreement, instrument, guarantee, indenture, note bond, debenture, loan or credit agreement, mortgage, permit, franchise, concession, commitment, lease, license, arrangement, obligation or understanding, whether Written or oral.
“Contracting Parties” has the meaning set forth in Section 10.03(a).
“Controlled Affiliates” means with respect to Seller, those Affiliates of Seller that are under the direct or indirect control of Seller.
“Credit Facility” means (i) the Credit Agreement, dated as of November 9, 2010, by and among Enterprise Networks Holdings B.V., EN Germany Holdings B.V., the lenders signatory thereto and Wells Fargo Capital Finance, LLC, together with the related U.S. Security Agreement, dated as of November 9, 2010, between Siemens Enterprise Communications, Inc., Gores ENT Holdings, Inc., Seller, and the Company and Wells Fargo Trust Corporation Limited and U.S. Pledge

Agreement, dated as of November 9, 2010, between Siemens Enterprise Communications, Inc., Enterprise Network Holdings B.V., Gores ENT Holdings, Inc., Seller, and the Company and Wells Fargo Trust Corporation Limited, each as amended, and any related collateral agreements, and (ii) the Indenture, dated as of November 9, 2010, among EN Germany Holdings B.V. as the Issuer, Enterprise Networks Holdings B.V. as Parent Guarantor, the subsidiary guarantors named therein, Wells Fargo Bank National Association, as Trustee, Wells Fargo Bank National Association, as Paying Agent, Registrar and Transfer Agent, Societe General Bank & Trust, as Principal Paying Agent, Registrar and Transfer Agent, Wells Fargo Bank National Association, as security agent, as amended, together with the related collateral agreements.
“Debt Commitment Letter” has the meaning set forth in Section 4.05(a).
“Debt Financing” has the meaning set forth in Section 4.05(a).
“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and any other material employee benefit plan, program or arrangement.
“Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA.
“Environmental Laws” shall mean all applicable Laws relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Materials, substances or wastes, as such requirements are enacted and in effect as of the Closing Date.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with any of the Target Companies within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” means U.S. Bank, N.A.
“Escrow Fund” means an amount equal to $18,000,000.
“Estimated Cash” means the estimated cash of the Target Companies as of the close of business on the Closing Date, as set forth on the Closing Estimate delivered to Buyer pursuant to Section 2.06, determined on a consolidated basis in accordance with the Accounting Principles.
“Estimated Indebtedness” means the estimated Indebtedness of the Target Companies as of the close of business on the Closing Date, as set forth on the Closing Estimate delivered to Buyer pursuant to Section 2.06, determined on a consolidated basis in accordance with the Accounting Principles.
“Estimated Accounts Payable” means the estimated Accounts Payable of the Company as of the close of business on the Closing Date, as set forth on the Closing Estimate delivered to Buyer pursuant to Section 2.06, determined on a consolidated basis in accordance with the Accounting Principles and the Company Accounts Schedule.
“Estimated Accounts Receivable” means the estimated Accounts Receivable of the Company as of the close of business on the Closing Date, as set forth on the Closing Estimate delivered to Buyer pursuant to Section 2.06, determined on a consolidated basis in accordance with the Accounting Principles and the Company Accounts Schedule.
“Estimated Inventory” means the estimated Inventory of the Company as of the close of business on the Closing Date, as set forth on the Closing Estimate delivered to Buyer pursuant to Section 2.06, determined on a consolidated basis in accordance with the Accounting Principles and the Company Accounts Schedule.
“Estimated Net Accounts” means an amount equal to the sum of the Estimated Accounts Receivable plus the Estimated Accounts Payable (where Estimated Accounts Payable is treated as a negative number).
“Final Closing Consideration” means the Closing Consideration, plus the Upward Adjustment Amount, if any, minus, the Closing Deficiency, if any, plus any amounts released from the Escrow Fund for the benefit of the Seller.
“GAAP” means United States generally accepted accounting principles consistently applied.
“Foreign Income Tax Benefit Items” means any net operating loss carryover, capital loss carryover, credit carryover, other excess of deductions and losses over taxable income and gains, Tax overpayment, and any other Tax credits or other Tax assets of a Target Company, in each case for Foreign Income Tax purposes, and in each case arising during or relating to any Pre-Closing Period. Such items constitute a Foreign Income Tax Benefit Item only to the extent such items are properly deductible with a level of confidence or success of at least more likely than not, as determined by the Parties or, in the event of a dispute, by the Accounting Firm.
“Foreign Income Taxes” means any income, profits, war profits, excess profits or similar tax paid or accrued to any Governmental Authority of a foreign country (including any political subdivisions thereof) or transnational body or association.
“Foreign Subsidiary” means any Subsidiary of the Company which was not created or organized in the United States, or under the law of the United States, any state of the United States or the District of Columbia.
“Governmental Authority” means any (i) federal, state, local, municipal, foreign, or other government; (ii) governmental or quasi-governmental authority of any nature (including any governmental or quasi-governmental agency, branch, department, official, or entity and any court or other tribunal) or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Guaranteed Obligations” has the meaning set forth in Section 9.13(a).
“Guarantor” means Enterprise Networks Holdings B.V.
“Hazardous Materials” will mean any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” “contaminant” or any other formulation or terminology intended to classify or identify substances, constituents, materials or wastes by reason of properties that are deleterious to the environment, natural resources, worker health and safety, or public health and safety, including without limitation ignitability, corrosivity, reactivity, carcinogenicity, toxicity and reproductive toxicity. The term “Hazardous Materials” will include without limitation any “hazardous substances” as defined, listed, designated or regulated under CERCLA, any “hazardous wastes” or “solid wastes” as defined, listed, designated or regulated under RCRA, any asbestos or asbestos-containing materials, any polychlorinated biphenyls, and any petroleum or hydrocarbonic substance, fraction, distillate or by-product.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“IFRS” means the International Financial Reporting Standards as adopted in the European Union in effect from time to time applied consistently throughout the periods involved.
“Income Taxes” means Taxes (a) imposed on, or with reference to, net income or profits (for the avoidance of doubt, not including any sales taxes, use taxes or other transfer taxes) or (b) imposed on, or with reference to, multiple bases, one of which is net income or profits (including corporate franchise taxes).
“Income Tax Return” means any Tax Return for Income Taxes.
“Indebtedness” means, without duplication, with respect to any Person, (i) all obligations for borrowed money or extensions of credit, including bank overdrafts and advances, (ii) all obligations evidenced by bonds, debentures, notes, notes payable, convertible securities or other similar instruments (excluding any performance or surety bonds in the Ordinary Course), (iii) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the Ordinary Course, (iv) all obligations as lessee capitalized in accordance with the Accounting Principles, (v) all obligations for borrowed money or extensions of credit of others secured by a Lien on any asset of such Person, (vi) any premiums, prepayment or termination fees, expenses or breakage costs due upon prepayment of the foregoing, (vii) all obligations, contingent or otherwise, directly or indirectly guaranteeing any of the obligations described in clauses (i)-(v) above, of any other Person, (viii) all obligations in respect of letters of credit (excluding any performance or surety bonds in the Ordinary Course), or other similar obligations, in each case to the extent drawn, (ix) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements, (x) all obligations in respect of futures contracts, swaps, other similar financial Contracts and other similar obligations determined on a net basis (e.g., factoring in any payments owed to such Person under such instruments) as if such Contract or obligation was being terminated early on such date, (xi) all bonus amounts legally required to be paid after the Closing relating to periods prior to the Closing Date, in each case not reserved or accrued in the Financial Statements as of the Closing Date, and (xii) all severance, termination, change in control or similar payments (A) due and owing to any current or former employee, individual consultant or individual independent contractor of the Target Companies or (B) which will become due and owing to any employee or contractor to the extent (I) such employee or contractor is terminated within two (2) weeks of the Closing Date and (II) such arrangements were entered into or promised to such employee or contractor after June 30, 2013.
“Indemnified Taxes” means (i) all Pre-Closing Taxes; and (ii) any Taxes of the Seller, including any Taxes required to have been deducted and withheld from, but which are not deducted and withheld from, amounts payable to the Seller pursuant to this Agreement (other than any such Taxes that are interest and penalties that arise as a result of a willful failure of Buyer to withhold such Taxes).
“Intellectual Property Rights” means all rights in and to the following in any jurisdiction throughout the world: (i) patents and patent applications, along with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations in connection therewith; (ii) trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and registrations and applications for registration thereof and Internet domain names and web addresses, together with all of the goodwill associated with any of the foregoing (collectively, “Marks”); (iii) copyrights and registrations and applications for registration thereof, and all moral rights and database rights; and (iv) trade secrets, confidential information, proprietary information and know-how, including but not limited to algorithms and processes.
“Intercompany Accounts” means all intercompany accounts receivable and accounts payable between the Target Companies, on the one hand, and Seller and its Affiliates (other than the Target Companies), on the other hand.
“Inventory” means the inventories of the Target Companies determined on a consolidated basis in accordance with the Accounting Principles and the Company Accounts Schedule.
“Item of Dispute” has the meaning set forth in Section 2.07(b).
“Knowledge,” with respect to the Company, means actual knowledge without independent investigation of each of Christopher Crowell, Padraig Hayes, Dave Kjendal (solely for purposes of the representations and warranties in Section 3.12), Jack Lyon, Ann Bonis, Dan Petlon (solely for purposes of the representations and warranties in Section 3.12), Brad Martin (solely for purposes of the representations and warranties in Section 3.12), Richard Graham (solely for the purposes of the representations and warranties in Section 3.12, but excluding Sections 3.12(c), (j), (k), (o) and (p)), Tammy Baker (solely for purposes of the representations and warranties in Sections 3.16 and 3.17), Anthony Walker (solely for purposes of the representations and warranties in Section 3.13(b)) and with respect to Buyer, means actual knowledge of each of Buyer’s Chief Executive Officer, Chief Financial Officer and General Counsel.

“Law” means any federal, state, local, municipal, foreign, national or other law (including common law), regulation, code, statute, rule, regulation, ordinance, judgment, injunction, or other requirement having the force of law of any Governmental Authority.
“Leased Real Property” means all of the Target Companies’ leasehold or subleasehold estates in any land, buildings, structures, improvements, fixtures or other interest in real property.
“Leases” means all leases, subleases, licenses, concessions and other agreements (Written or oral) entered into by any Target Company, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which any Target Company holds any Leased Real Property.
“Lien” means any mortgage, adverse claim, pledge, encumbrance or other security interest of any sort.
“Marks” has the meaning set forth in the definition of “Intellectual Property Rights.”
“Material Adverse Effect” means a change, effect, event or circumstance that has had, or is reasonably likely to have, a material adverse effect on the assets, business, operations or financial condition of the Company, but shall exclude any changes, effects, events or circumstances related to or resulting from (i) general economic, banking, currency, capital market, regulatory, political, environmental or other similar conditions (including acts of war, declared or undeclared, armed hostilities, terrorism, weather conditions or other force majeure events), (ii) general business or economic conditions affecting the industries in which the Target Companies operate (so long as such changes do not have a materially disproportionate effect on the Target Companies in the aggregate relative to other participants in the industries in which the Target Companies operate), (iii) any actions taken or omissions by the Target Companies or Seller with the prior Written consent of Buyer’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or General Counsel or expressly required by this Agreement, (iv) the announcement of this Agreement or the transactions contemplated hereby, (v) any existing event, occurrence, or circumstance disclosed on the Disclosure Schedule on or prior to the date of this Agreement, (vi) changes in Accounting Principles or applicable Law, (vii) any adverse change in or effect on the Target Companies that is caused by any delay in consummating the Closing as a result of any violation or breach by Buyer of any representation, warranty, covenant or agreement contained in this Agreement, (viii) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (but not the facts or circumstances underlying such effects), or (ix) any adverse change in or effect on the assets, operations or financial condition of the Company, that is cured before the earlier of (a) the Closing Date and (b) the date on which this Agreement is terminated pursuant to Article VIII.
“Minimum Net Accounts” means $6,000,000.
“Minimum Inventory” means $32,000,000.
“Net Accounts” means an amount equal to the sum of the Accounts Receivable plus the Accounts Payable (where Accounts Payable is treated as a negative number).

“Non-Income Taxes” means all Taxes other than Income Taxes.
“Non-Income Tax Returns” means all Tax Returns other than Income Tax Returns.
“Open Source Software” means any Software that is licensed pursuant to: (a) any license that is, or is substantially similar to, a license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL) or (b) any license under which Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms, in each case whether or not Source Code is available or included in such license.
“Ordinary Course” with respect to a Person means in the ordinary course of business of such Person, consistent with past practice.
“Party” has the meaning set forth in the preface above.
“Permitted Liens” means (a) Liens for Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the Financial Statements or Closing Statement, as applicable; (b) cashiers’, landlords’, mechanics’, materialmens’, carriers’, workmens’, repairmens’, contractors’ and warehousemens’ Liens and similar Liens incurred in the Ordinary Course for amounts which are not delinquent and which would not, individually or in the aggregate, be material to the Company or which are being contested in good faith by appropriate proceedings; (c) zoning, building codes and other land use Laws regulating the use or occupancy of the Leased Real Property or the activities conducted thereon which are imposed by any Governmental Authority any conditions that would be disclosed by a current, accurate survey or physical inspection and any Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the value of or continued use and operation of the assets to which they relate; (d) Liens securing rental payments under capital lease arrangements; (e) licenses of Intellectual Property Rights granted by any Target Company in the Ordinary Course; (f) Liens securing rental payments under capital lease arrangements; (g) other Liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (h) Liens under the Credit Facility that will be released in connection with the Closing.
“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority.
“Personal Data” means all personally identifying data relating to an individual.
“Post-Closing Period” means any taxable period or portion thereof that is not a Pre-Closing Period, or as the context may require, all such periods or portions.

“Pre-Closing Period” means any taxable period or portion thereof ending on or before the Closing Date (including, without limitation, the portion of a Straddle Period ending on the Closing Date as determined in accordance with Section 6.10(g)), or as the context may require, all such periods or portions.
“Pre-Closing Taxes” means (a) Taxes (or the non-payment thereof) of or imposed on or with respect to any Target Company for a Pre-Closing Period, determined in accordance with Section 6.10(g) and (b) all Taxes (or the non-payment thereof) of any member of any Affiliated Group of which any Target Company is or was a member on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local, or non-United States Law.
“Related Agreements” means the Escrow Agreement, Restrictive Covenant Agreements, and Mutual Release.
“Representatives” means, with respect to any Person, such Person’s advisors, auditors, agents, bankers and other representatives.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Seller” has the meaning set forth in the preface above.
“Seller Affiliated Group Tax Return” means any Tax Return of the Seller that includes Seller or any Affiliate of Seller other than a Target Company.
“Software” means any and all (i) computer programs, architectures, libraries, firmware and middleware, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) programmer and user documentation, including user manuals and training materials, relating to any of the foregoing.
“Source Code” means one or more statements in human readable form, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language (including such statements in batch or scripting languages and including hardware definition languages such as VHDL), together with any and all text, data and data structures, diagrams, graphs, charts, presentations, manuals, instructions, procedures and other information that describe the foregoing.
“Stock” has the meaning set forth in the preface above.
“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.
“Target Companies” means the Company, together with the Company Subsidiaries.
“Target Company Sale Period Tax Return” means any Tax Return with respect to a Target Company for taxable periods that include any Pre-Closing Period that are filed or required to be filed after the Closing Date, excluding Seller Affiliated Group Tax Returns.
“Tax” and “Taxes” means any federal, state, local and foreign taxes, assessments, governmental charges or levies (including income, receipts, ad valorem, value added, excise, real or personal property, sales, occupational, service, stamp, transfer, registration, severance, premium, windfall or excess profits, customs, duties, use, licensing, withholding, employment, social security, unemployment, disability, payroll, share, capital, surplus, alternative, minimum, add-on minimum, estimated, or franchise taxes), whether computed on a separate, consolidated, unitary or combined basis, whether disputed or not, and including any interest, fines, penalties, assessments, deficiencies or additions thereto.
“Tax Proceeding” means any investigation, audit, claim or Action relating to Taxes.
“Tax Refunds” means Tax refunds (or credits or offsets in lieu of refunds), together with any interest paid on such amounts by the relevant Governmental Authority, that are received by Buyer or any of the Target Companies that relate to Pre-Closing Periods, less net Taxes actually paid as a result of the receipt of such Tax Refund and less reasonable out-of-pocket costs incurred solely for the purpose of obtaining such Tax Refund (for the avoidance of doubt, not including any such costs incurred in the ordinary course of business or that would have been incurred regardless of Buyer’s obligations under Section 6.10(b)).
“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes filed or required to be filed with any Governmental Authority, including any schedule or attachment thereto, including any amendment thereof.
“Technology” means all tangible items related to, constituting, disclosing or embodying any or all of the following, including all versions thereof and all technology from which such items were derived, including (i) works of authorship including computer programs, whether in source code or in executable code form, architecture and documentation, (ii) technology, discoveries and improvements, (iii) proprietary and confidential information, and know how, (iv) databases, data compilations and collections, and customer and technical data, (v) methods and processes, and (vi) devices, prototypes, designs and schematics.

“Third Party Components” means any Software that is not owned by any Target Company that is or was incorporated into, embedded in, combined with, linked with, distributed with, or made available by any Target Company with, Company Software.
“Threatened” means the receipt of a formal Written demand or notice from a party who claims that the party to whom such demand or notice is made is liable for damages or other legal consequences to the party making such demand or giving the notice.
“Transaction Expenses” means any fees and expenses (including all attorneys’ fees, financial advisory, brokerage and investment fees, accountants’ fees, other professional advisor fees) that have been paid or that become payable or are otherwise incurred by or on behalf of the Company or any other Target Companies in connection with the preparation, negotiation, enforcement or consummation of this Agreement and otherwise in connection with the sale of the Share hereunder.
“Transfer Taxes” means all sales and use taxes, documentary transfer taxes, stamp taxes, conveyance fees, recording charges and similar taxes, fees or charges imposed as a result of the transactions contemplated by this Agreement.
“U.S. Employee” means any employee of any Target Company employed in the United States of America.
“Writing” or “Written” means any handwritten or typed communication, including without limitation e-mail, letters and facsimile transmissions.
Each of the following terms shall have the meaning specified in the Section of this Agreement set forth opposite such term:

Term	Section
Actual Cash	Section 2.06(b)
Actual Indebtedness	Section 2.06(b)
Agent	Section 6.04(c)
Buyer Indemnified Parties	Section 9.03
Claim Dispute Notice	Section 9.07(b)
Claim Notice	Section 9.07(a)
Closing	Section 2.03
Closing Date	Section 2.03
Closing Date Balance Sheet	Section 2.06
Closing Deficiency	Section 2.06(c)
Closing Estimate	Section 2.06
Closing Statement	Section 2.06(a)
COBRA	Section 3.17(c)
Company Benefit Plans	Section 3.17(a)
Contributor	Section 3.12(h)

Term	Section
Covered PO	Section 3.19(a)
Current Balance Sheet	Section 3.06(a)
Current Facilities	Section 3.18
Damages	Section 9.03
Debt Commitment Letter	Section 4.05(a)
Debt Financing	Section 4.05(a)
Deductible	Section 9.04(a)
Disclosure Schedule	Section 10.15
Dispute Notice	Section 2.06(b)
Escrow Agreement	Recitals
Exempted Losses	Section 9.04(a)
Extended Rep Survival Date	Section 9.01(a)
FCPA	Section 3.26
Final Tax Allocation	Section 6.10(i)
Financial Statements	Section 3.06(a)
Fundamental Rep Survival Date	Section 9.01(a)
Fundamental Representations	Section 9.01(a)
Guaranteed Obligations	Section 9.12(a)
Indemnified Party	Section 9.02
Indemnifying Party	Section 9.02
Interim Financials	Section 3.06(a)
International Trade Law	Section 3.26
Item of Dispute	Section 2.06(b)
Made Available	Section 10.16
Material Contract	Section 3.13(e)
Mutual Release	Section 7.02(o)
Non-Recourse Persons	Section 10.03(b)
Payoff Letters	Section 7.02(j)
Proposal	Section 6.04(c)
Proposed Tax Allocation	Section 6.10(i)
Registered Intellectual Property	Section 3.12(a)
Restricted Business	Section 6.12(a)
Seller Restricted Parties	Section 6.12(b)
Shares	Recitals
Specific Indemnity Losses	Section 9.04(i)
Survival Date	Section 9.01(a)
Target Company Facilities	Section 3.18
Target Company Permits	Section 3.24
Tax Losses	Section 9.04(b)
Third Party Claim	Section 9.06(a)
Third Party Defense	Section 9.06(b)

Term	Section
Top Customers	Section 3.13(e)(ii)
Top Distributors	Section 3.13(e)(ii)
Top Suppliers	Section 3.13(e)(ii)
Transfer Agreement	Section 5.07
Upward Adjustment Amount	Section 2.06(d)
Warn Act	Section 3.16(i)
Year-End Financials	Section 3.06(a)

ARTICLE II

PURCHASE AND SALE
Section 2.01    Purchase and Sale of the Stock. On the terms and conditions set forth in this Agreement, at the Closing and upon payment by Buyer to Seller of the Closing Consideration in accordance with Section 2.02, Buyer shall purchase and accept from Seller, and Seller shall sell, transfer and assign to Buyer, all of the Stock, free and clear of all Liens (other than applicable restrictions under federal and state securities Laws).
Section 2.02    Payment of Closing Consideration. At the Closing:
(a)    Buyer agrees to pay the Closing Consideration to Seller, by wire transfer of immediately available funds from Buyer to an account designated in Writing by Seller;
(b)    Buyer will, on behalf of Seller, pay an amount equal to the Escrow Fund to the Escrow Agent to be held in accordance with the terms of this Agreement and the Escrow Agreement; and
(c)    Buyer will, on behalf of the Target Companies, to the extent required to release all Liens related to the assets and properties of the Target Companies, pay to the lender by wire transfer of immediately available funds, the amount of Indebtedness of the Target Companies under the Credit Facility and Seller will deliver documentation satisfactory to Buyer that the lenders of Indebtedness under the Credit Facility have agreed to release all Liens in respect of such Indebtedness relating to the assets and properties of the Target Companies upon receipt of payments necessary to discharge the Indebtedness covered thereby, in each case as set forth in the lien release agreement among the Company and such lender or pursuant to the agreements governing such Indebtedness (the “Lien Release Agreement”).
Section 2.03    The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of DLA Piper LLP (US), 2000 University Avenue, East Palo Alto, California 94303, commencing at 9:00 a.m. local time on the last Business Day of the month in which all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) have been satisfied or waived or such other date as the Parties may mutually determine (the “Closing Date”). The Closing will be deemed to take place at the close of business on the Closing Date.
Section 2.04    Deliveries at the Closing. At the Closing, the Parties shall deliver, or cause to be delivered, each of the following:
(a)    Buyer shall deliver to Seller the Closing Consideration in accordance with Section 2.02;
(b)    Buyer shall deliver to the Escrow Agent an amount equal to the Escrow Fund in accordance with Section 2.02;
(c)    Buyer shall deliver, on behalf of the Target Companies, the lenders of Indebtedness under the Credit Facility the amount of Indebtedness of the Target Companies set forth in the Lien Release Agreement in accordance with Section 2.02;
(d)    Seller shall deliver to Buyer documentation reasonably satisfactory to Buyer that the lenders of Indebtedness under the Credit Facility have agreed to release all Liens in respect of such Indebtedness relating to the assets and properties of the Target Companies upon receipt of the payments described Section 2.04(c);
(e)    Seller shall deliver to Buyer the certificate or certificates representing the Stock to Buyer, together with a transfer power duly executed in favor of Buyer;
(f)    Seller shall deliver to Buyer a certificate, in form and substance as required under Section 1.1445-2(b) of the Treasury regulations promulgated under the Code, to the effect that Seller is not a foreign person within the meaning of that provision;
(g)    Buyer shall deliver to Seller, and Seller shall deliver to Buyer, an executed copy of IRS Form 8023, in form and substance reasonably acceptable to the other Party, for the election under Section 338(h)(10) of the Code described in Section 6.10(k), together with any comparable state, local or non-U.S. forms; and
(h)    The Company, Seller and Buyer, as applicable, shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such Party under Article VII below.
Section 2.05    Company Retention Grants. At the Closing, each Company Retention Grant award that is outstanding as of immediately prior to the Closing will be assumed by Buyer and automatically converted into a number of stock options and/or restricted stock units, as applicable covering shares of Buyer’s common stock equal to the number of Company common stock subject to each such award of Company Retention Grants, using an exchange ratio based upon the fair market value of Seller’s and Buyer’s common stock. Each such award of Company Retention Grants that is so assumed and converted will otherwise continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Retention Grant documents (including the 2013 Equity Incentive Plan and any stock option and/or restricted stock unit, as applicable, award agreement or other document evidencing such award of Company Retention Grants) immediately prior to the Closing (including, without limitation, any vesting provisions).
Section 2.06    Closing Estimate. No later than three (3) Business Days prior to the Closing, Seller shall cause the Company to deliver to Buyer a statement (the “Closing Estimate”), executed on behalf of the Company by its Chief Financial Officer and including an estimated unaudited consolidated balance sheet as of 12:00 am (local time) on the Closing Date in each applicable jurisdiction where each Target Company is located (the “Closing Date Balance Sheet”) prepared in accordance with the Accounting Principles and setting forth the Estimated Accounts Payable, Estimated Accounts Receivable, Estimated Net Accounts, Estimated Inventory, the Estimated Indebtedness and the Estimated Cash, and calculating the Closing Consideration.
Section 2.07    Post Closing Adjustment.
(a)    Promptly, but in any event within sixty (60) calendar days after the Closing Date, Buyer and its auditors shall prepare and deliver to Seller a statement, duly certified by Buyer as accurately setting forth Buyer’s good faith determination in accordance with the Accounting Principles of (i) the Indebtedness of the Company, (ii) the cash of the Company and (iii) the Accounts Payable, (iv) the Accounts Receivable, (v) the Net Accounts and (vi) the Inventory of the Company (in each case as of the close of business) on the Closing Date and determined on a consolidated basis in accordance with the Accounting Principles and the Company Accounts Schedule), together with (x) the consolidated balance sheet and the consolidated trial balance of the Company from which such determinations were derived, and (y) such other relevant information on which the calculations reflected thereon are based, in such detail as shall be reasonably acceptable to Seller (such statement, together with such accompanying balance sheet and other information, the “Closing Statement”). The Parties agree that the purpose of preparing the Closing Statement and determining Accounts Payable, Accounts Receivable, Net Accounts, Inventory, cash and Indebtedness is to measure changes in the components taken into consideration in determining the Closing Consideration. Such process is not intended to permit the introduction of different components, judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Closing Statement or determining the cash, Indebtedness, Accounts Payable, Accounts Receivable, Net Accounts and Inventory from the Accounting Principles and the Company Accounts Schedule, as applicable.
(b)    If Seller disagrees with Buyer’s determination of the Indebtedness, cash Accounts Payable, Accounts Receivable, Net Accounts and/or Inventory, in each case as reflected on the Closing Statement, Seller may, within sixty (60) calendar days after receipt of the Closing Statement, deliver a signed written notice (the “Dispute Notice”) to Buyer setting forth Seller’s objection(s) to the Closing Statement (each an “Item of Dispute”). Buyer will cooperate with Seller to provide it with such other information used in preparing or related to the Closing Statement reasonably requested by Seller including, upon reasonable advance notice, access during normal business hours to relevant records of Buyer. If Buyer does not receive a Dispute Notice within sixty (60) calendar days after delivery by Buyer of the Closing Statement, the Closing Statement shall be conclusive and binding upon each of the Parties. If Buyer receives a Dispute Notice from Seller within sixty (60) calendar days after delivery by Buyer of the Closing Statement, Buyer and Seller shall use reasonable efforts to resolve each Item of Dispute, and, if any Item of Dispute is so resolved, the Closing Statement shall be modified to the extent necessary to reflect such resolution. If any Item of Dispute remains unresolved as of the 20th calendar day after delivery by Seller of the Dispute Notice, Buyer and Seller shall jointly retain the New York, New York office of Grant Thornton LLP to resolve such remaining disagreement; provided that, if the New York, New York office of Grant Thornton LLP is then unavailable for such purposes, Buyer and Seller shall jointly retain an independent accounting firm of recognized national standing, excluding for such purpose each Big Four Accounting Firm, to resolve such remaining disagreement; provided, further, that in such case, if Buyer and Seller are unable to agree on the choice of such firm, then such firm will be a nationally recognized independent accounting firm (other than a Big Four Accounting Firm) selected by lot, after excluding one firm designated by Buyer and one firm designated by Seller (the firm actually retained pursuant to this sentence, the “Accounting Firm”). Buyer and Seller shall request that the Accounting Firm render a determination as to each unresolved Item of Dispute within thirty (30) calendar days after its retention, and Buyer and Seller shall, and Buyer shall cause the Company and each of their respective agents and representatives to, reasonably cooperate with the Accounting Firm so as to enable it to make such determination as quickly and accurately as reasonably practicable, including the provision by Buyer and the Company of all books and records and work papers (including those of their accountants and auditors) relating to the Closing Statement and all other items reasonably requested by the Accounting Firm (in each case in such a manner so as not to waive or eliminate any privilege applicable to any such information). The Accounting Firm shall consider only those items and amounts that were set forth on the Closing Statement and the Dispute Notice and that remain unresolved and may not assign a value greater than the greatest value claimed by Buyer or Seller for such item or smaller than the smallest value claimed by Buyer or Seller for such item in the Written reports submitted to the Accounting Firm. Buyer and Seller agree that any market or business developments after the Closing shall not be taken into consideration and that the status of the Target Companies’ affairs and market circumstances at the time of the Closing shall prevail. The Accounting Firm’s determinations shall be based upon the definitions of Indebtedness Accounts Payable, Accounts Receivable, Net Accounts and Inventory included herein. The Accounting Firm’s determination of each Item of Dispute submitted to it shall be in Writing, shall conform with this Section 2.07, and shall be conclusive and binding upon each of the Parties, and the Closing Statement shall be modified to the extent necessary to reflect such determination(s) and the Accounting Firm’s final determinations of such matters shall be non-appealable and incontestable by the Parties and each of their respective Affiliates and successors and assigns and not subject to collateral attack for any reason other than manifest error or fraud. The Accounting Firm shall allocate its fees, costs and expenses between Buyer on the one hand, and Seller on the other hand, in proportion to the difference between the Accounting Firm’s determination of the Items of Dispute and the value of the adjustment to the Closing Consideration claimed by each of Buyer and Seller. For example, if it is Buyer’s position that the adjustment owed is $300, Seller’s position that the adjustment owed is $100 and the Independent Accounting Firm’s finding that the adjustment owed is $250, then Buyer shall pay 25% (300-250 / 300-100) of the Accounting Firm’s fees and expenses and Seller shall pay 75% (250-100 / 300-100) of the Accounting Firm’s fees and expenses. The Indebtedness, cash, Accounts Payable, Accounts Receivable and Inventory, in each case as finally agreed upon or determined pursuant to this Section 2.07, are referred to herein as the “Actual Indebtedness the “Actual Cash,” the “Actual Accounts Payable,” the “Actual Accounts Receivable” and the “Actual Inventory” respectively.

(c)    Payments to Buyer. If (i) the Actual Indebtedness is greater than the Estimated Indebtedness, (ii) the Estimated Cash is greater than the Actual Cash, (iii) the sum of Actual Net Accounts Receivable plus the Actual Accounts Payable (where the Actual Accounts Payable is treated as a negative number) (the “Actual Net Accounts”) is (A) less than the Estimated Net Accounts and (B) less than the Minimum Net Accounts, or (iv) the Actual Inventory is less than (A) the Estimated Inventory and (B) less than the Minimum Inventory, Seller shall, within ten (10) Business Days after determination of the Actual Indebtedness, Actual Cash, Actual Accounts Payable, Actual Accounts Receivable, Actual Net Accounts and Actual Inventory, pay to Buyer, by wire transfer of immediately available funds to a bank account designated in Writing by Buyer, an amount (the “Closing Deficiency”) equal to (w) the excess of the Actual Indebtedness over the Estimated Indebtedness, (x) the excess of the Estimated Cash over the Actual Cash, (y) (i) if the Estimated Net Accounts were less than the Minimum Net Accounts, then the excess of Estimated Net Accounts over the Actual Net Accounts or (ii) if the Estimated Net Accounts were greater than or equal to the Minimum Net Accounts, then the excess of Minimum Net Accounts over the Actual Net Accounts, (z) (i) if the Estimated Inventory was less than the Minimum Inventory, then the excess of Estimated Inventory over the Actual Inventory or (ii) if Estimated Inventory was greater than the Minimum Inventory, then the excess of Minimum Inventory over the Actual Inventory, as applicable. If Seller fails to timely make such payment that is finally determined to be owed to Buyer pursuant to this Section 2.07, then (i) Buyer may, at its sole election, direct the Escrow Agent in signed writing (with a copy of such direction delivered concurrently to Seller) to promptly disburse an amount equal to the Closing Deficiency to Buyer and (ii) Seller shall promptly (and in any event, within two (2) Business Days) pay to the Escrow Agent, for the benefit of the Escrow Fund, an amount equal to the Closing Deficiency.
(d)    Payments by Buyer. If (i) the Estimated Indebtedness is greater than the Actual Indebtedness, (ii) the Actual Cash is greater than the Estimated Cash, (iii) the Actual Net Accounts is greater than the Estimated Net Accounts or (iv) the Actual Inventory is greater than the Estimated Inventory, Buyer shall pay to Seller, within ten (10) Business Days after determination of the Actual Indebtedness, Actual Cash, Actual Accounts Payable, Actual Accounts Receivable, Actual Net Accounts and Actual Inventory, an amount (the “Upward Adjustment Amount”) equal to (w) the excess, if any, of the Estimated Indebtedness over the Actual Indebtedness, (x) the excess, if any, of Actual Cash over Estimated Cash, as applicable, (y) the excess of the Actual Net Accounts over the Estimated Net Accounts, such amount not to exceed the excess of the Minimum Net Accounts over the Estimated Net Accounts (for the avoidance of doubt, if the Minimum Net Accounts does not exceed the Estimated Net Accounts, then no amounts shall be payable by Buyer pursuant to this clause (y)) and (z) the excess, if any, of the Actual Inventory over the Estimated Inventory, such amount not to exceed the excess of the Minimum Inventory over the Estimated Inventory (for the avoidance of doubt, if the Minimum Inventory does not exceed the Estimated Inventory, then no amounts shall be payable by Buyer pursuant to this clause (z)).
(e)    Right of Offset; Adjustment to Consideration. Prior to Buyer making a payment of any amounts due pursuant to Section 2.07(d), Buyer may offset against such payment any amounts owed by Seller to Buyer pursuant to Section 2.07(c). Prior to Seller making a payment of any amounts due pursuant to Section 2.07(c), Seller may offset against such payment any amounts owed by Buyer to Seller pursuant to Section 2.07(d). Any adjustment required pursuant to this Section 2.07 will be deemed to be an adjustment to the Closing Consideration.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER
As a material inducement to Buyer to enter into this Agreement, Seller represents and warrants to Buyer, as of the date hereof, as follows:
Section 3.01    Organization of the Target Companies.
(a)    Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each Target Company is a corporation or limited liability company duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its formation or organization.
(b)    Schedule 3.01(b) sets forth for each of the Target Companies, each such Person’s name, jurisdiction and form of organization and each jurisdiction in which such Person is qualified to do business. Seller has Made Available to Buyer complete and correct copies of the certificate of incorporation or bylaws (or similar governing documents) of each of the Target Companies, in each case as amended to the date of this Agreement. Seller has Made Available to Buyer copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof) maintained by the Target Companies of all meetings of the stockholders, the board of directors and each committee of the board of directors of the Target Companies held since June 30, 2010.
Section 3.02    Authorization of Transaction; Binding Effect.
(a)    Each of the Target Companies has full corporate or limited liability company power and authority to own, lease and operate its properties and carry on the business of such Target Company as conducted on of the date hereof, except as would not interfere in any material respect with the operation of the business of such Target Company.
(b)    Seller has corporate power and authority to execute and deliver this Agreement and the other documents contemplated hereby to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the other documents contemplated hereby to which it is a party and the performance by Seller of its obligations hereunder and thereunder have been duly authorized by all requisite corporate action. Seller has Made Available to Buyer complete and correct copies of resolutions, or required consents or waivers of the board of directors and stockholders of each of Seller and Guarantor in accordance with stockholder or joint venture agreements or the Laws of organization of Seller or Guarantor, authorizing the execution of this Agreement and the transactions contemplated hereby including without limitation the Sale and the execution, delivery and performance under the Transition Services Agreement.
(c)    This Agreement and the other documents contemplated hereby to which Seller is a party have been or will be duly executed and delivered by Seller and constitute, or when executed and delivered will constitute, the valid and legally binding obligation of Seller, enforceable in accordance with their terms and conditions, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding at law or in equity).
Section 3.03    Noncontravention.
(a)    The execution and the delivery of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of Seller or the Target Companies under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of, in each case, as applicable, (i) the certificate of formation or incorporation or limited liability company agreement or bylaws (or similar governing document) of any Target Company or (ii) assuming compliance by Buyer with Section 4.03 and subject to the governmental filings and other matters referred to in Section 3.03(b), any Law applicable to Seller or any Target Company or their respective properties or assets, except, in the case of clause (ii), such conflicts, violations, breaches, defaults, terminations, cancelations, accelerations, losses, Liens, rights or entitlements that, individually or in the aggregate, would not reasonably be expected to result in material liability or interfere in any material respect with the operation of the businesses of the Target Companies or the ability of Seller to perform its obligations under this Agreement.
(b)    Except for compliance with the HSR Act, if required, and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under any other applicable merger control or similar foreign antitrust and competition Law, the execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated by this Agreement do not require any consent, approval, order or authorization of, registration, declaration or filing with, or notice to any Governmental Authority, except for any consent, approval, order, authorization, registration, declaration, filing or notice the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to result in material liability or interfere in any material respect with the operation of the businesses of the Target Companies or the ability of Seller to perform its obligations under this Agreement.
Section 3.04    Capitalization; Subsidiaries.
(a)    The authorized capital stock of the Company consists of one thousand (1,000) shares of common stock, par value $0.01 per share, all of which are issued and outstanding and fully paid and nonassessable. All of the issued and outstanding shares of capital stock of the Company are, and at the Closing will be, owned beneficially and of record by Seller, free and clear of all Liens other than Liens under the Securities Act and applicable state securities Laws and Permitted Liens, other than for Liens pursuant to Credit Facility that shall be discharged at or prior to Closing.

(b)    Schedule 3.04(b) sets forth the name of each Company Subsidiary, the number and class of all authorized, issued and outstanding shares of capital stock and other equity interests of each Company Subsidiary and the owner(s) of record of such outstanding capital stock and other equity interests. All of the outstanding equity interests in each Company Subsidiary are owned beneficially and of record, directly by the Company or another Company Subsidiary wholly owned by the Company, free and clear of all Liens other than Liens under the Securities Act and applicable state securities Laws and Permitted Liens, other than for Liens pursuant to the Credit Facility that shall be discharged at or prior to Closing. All such equity interests are duly authorized, validly issued, fully paid and non-assessable and not subject to any contractual or statutory preemptive or similar rights or any agreements to issue any preemptive rights.
(c)    Except for the contemplated 2013 Equity Incentive Plan (as to be adopted in accordance herewith), there are (x) no other shares of capital stock or other equity interests or voting securities of any Target Company, (y) no securities of any Target Company convertible into or exchangeable for shares of capital stock, other equity interests or voting securities of any Target Company and (z) no outstanding or authorized options, warrants, purchase rights, subscription rights, rights of first refusal, preemptive rights, conversion rights, exchange rights or other contracts or commitments that could require any Target Company to issue, sell, or otherwise cause to become outstanding any of its capital stock or equity interests. No Target Company has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matter. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any Target Company or any repurchase, redemption or other obligation to acquire for value any shares of any class of capital stock or equity interests of any Target Company. No employee of any Target Company holds any capital stock, membership interests, options, phantom stock, profit participation, equity interests or similar rights with respect to Guarantor or any of its Affiliates.
Section 3.05    Broker’s Fees. Except for the fees and commissions of Moelis & Company LLC and Credit Suisse Securities (USA) LLC, none of Seller or any of the Target Companies has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated. The fees and expenses of Moelis & Company LLC and Credit Suisse Securities (USA) LLC incurred in connection with the transactions contemplated hereby shall be paid solely by Seller.
Section 3.06    Financial Statements.
(a)    Seller has Made Available to Buyer (i) the unaudited consolidated balance sheet of the Target Companies as of September 30, 2012 and 2011 and the related unaudited consolidated statements of profit and loss for each of the twelve month periods then ended (the “Year-End Financials”) and (ii) the unaudited interim balance sheet for the nine months ended June 30, 2013 (the “Current Balance Sheet”) and the related unaudited interim statements of profit and loss for the nine months ended June 30, 2013 (together with the Current Balance Sheet, the “Interim Financials” and collectively, with the Year-End Financials, the “Financial Statements”).

(b)    The Financial Statements (i) have been prepared from the books and records of the Target Companies, (ii) have been prepared in accordance with the Accounting Principles and (iii) fairly present, in all material respects, in accordance with the Accounting Principles, the financial condition and results of operations of the Target Companies as of the date and for the periods therein specified (subject to the absence of notes and normal year-end audit adjustments, relating to the unaudited consolidated balance sheet of the Company as of June 30, 2013 and the related unaudited statements of profits and loss of for the nine-month period ended June 30, 2013).
(c)    The Company does not have any material liability of a kind that would be required under the Accounting Principles to be reflected on the face of the Company’s consolidated balance sheet, other than (a) liabilities that are reflected in the Financial Statements (including the footnotes thereto) and/or the Closing Statement, (b) liabilities arising pursuant to this Agreement, (c) liabilities incurred in the Ordinary Course since the date of the Financial Statements, (d) liabilities disclosed in Disclosure Schedule, and (e) liabilities, commitments or obligations under any contract or agreement of the Company or any of its Subsidiaries.
(d)    The books of account and other financial records of the Target Companies have been kept accurately in all material respects in the Ordinary Course consistent with applicable Laws and the transactions entered therein represent bona fide transactions. The Target Companies have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Target Companies are being executed and made only in accordance with appropriate authorizations of management and the boards of directors of the relevant Target Company, (ii) that transactions are recorded as necessary to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Target Companies, (iv) that the amount recorded for assets on the books and records of the Target Companies are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) accounts, notes and other receivables and Inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Except as required by IFRS or Law, since October 1, 2012, there has been no material change in any accounting policies, principles or practices with respect to reserves (whether for bad debts, contingent liabilities or otherwise), revenue recognition or capitalization of expenses, of the Target Companies.
(e)    Schedule 3.06(e) sets forth an accurate and complete list of all Indebtedness of the Target Companies as of the date hereof.
(f)    Schedule 3.06(f) sets forth all Intercompany Accounts of the Company and their respective balances as of August 31, 2013.
Section 3.07    Absence of Material Adverse Effect or Other Changes. From January 1, 2013 until the date of this Agreement, there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, from the date of the Current Balance Sheet until the date of this Agreement, none of the Target Companies has:

(a)    amended its certificate of incorporation or bylaws (or similar governing documents);
(b)    split, combined or reclassified any of its equity interests or issued or authorized the issuance of any securities in respect of, in lieu of, or in substitution of its equity interests or repurchased, redeemed or otherwise acquired any of its equity interests, except as contemplated by this Agreement;
(c)    sold, transferred, assigned, conveyed, leased licensed, pledged, encumbered or otherwise disposed of any of its assets or property except in the Ordinary Course;
(d)    made any loan, advance or capital contribution to (other than prepayments made to vendors and cash sweeps in accordance with past practices, in each case in the Ordinary Course) any other Person, other than any Subsidiary;
(e)    materially changed its accounting methodologies, practices, estimation techniques, assumptions and principles or materially revalued any of the Target Companies’ assets, in each case other than as required by IFRS;
(f)    declared, set aside or paid any dividend or made any distribution with respect to its capital stock or other equity interests, except for any dividend or distribution solely of cash made by a Subsidiary of the Company;
(g)    adopted, materially amended, or terminated any bonus, profit-sharing, incentive, severance or other Employee Benefit Plan, other than as required by Law;
(h)    increased or modified the compensation or benefits payable or to become payable to any current or former director, officer, employee, individual independent contractor or individual consultant of the Target Companies, except as required by Law and for grants of bonus opportunities and increases of base cash compensation, in each case, (i) not exceeding $50,000 in the aggregate per affected individual and (ii) in the Ordinary Course;
(i)    granted to any current or former director, officer, employee, contractor or consultant any severance, separation, change in control, retention, termination or similar compensation or benefits or increase therein or of the right to receive any severance, separation, change in control, retention, termination or similar compensation or benefits or increase therein;
(j)    repurchased, redeemed or acquired any shares of capital stock or any other securities, options, warrants, calls or rights to acquire such shares or other securities;
(k)    suffered any condemnation, seizure, damage, destruction or other casualty loss (whether or not covered by insurance) affecting any material assets, property or business of the Target Companies;
(l)    made any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment in excess of $100,000 individually or $200,000 in the aggregate;

(m)    made any (i) acquisition, lease, license or other purchase of any tangible assets or property or Intellectual Property, or (ii) disposition, assignment, transfer, license or other sale of, any tangible assets or property or Intellectual Property, in each case in one or more transactions, or any commitment in respect thereof, that, individually involved or involve payments of $100,000 or more, in each case of clause (i) and (ii), except in the Ordinary Course or for capital expenditures and commitments referred to in paragraph (l) above;
(n)    to the Company’s Knowledge, been involved in any activity or proceeding by a labor union or representative thereof to organize any employees of the Target Companies, or any lockouts, strikes, slowdowns or work stoppages or threats thereof by or with respect to such employees;
(o)    cancelled or compromised any material debt or claim or waived or released any right, in each case that was material to the Company, taken as a whole;
(p)    granted any material credit to any customer, distributor or supplier, except in the Ordinary Course;
(q)    settled or compromised any pending or, Threatened claim, suit, action, proceeding, investigation or arbitration;
(r)    delayed or postponed the payment of accounts payable and other liabilities with the intention of causing any such amount, which would otherwise would be expected to occur in the pre-Closing period, to be paid in the post-Closing period; or
(s)    entered into any agreement or commitment to take any of the types of actions described in subsections (a)-(r) of this Section 3.07 (other than this Agreement).
Section 3.08    Legal Compliance. Except with respect to Tax matters (which are the subject of Section 3.11), labor matters (which are the subject of Section 3.16), Employee Benefit Plan matters (which are the subject of Section 3.17) and environmental, health or safety matters (which are the subject of Section 3.18), each Target Company is in compliance with all Laws applicable to the operation of the businesses of the Target Companies, including the possession of or application for all permits, licenses, registrations and authorizations of Governmental Authorities required under applicable Law for the current operation of the businesses of the Target Companies, in each case except as would not be material to the Company.
Section 3.09    Title to Assets; Inventory. The Target Companies own, and have good and valid title to, or, in the case of leased properties and tangible assets, valid leasehold interests in, all of their respective tangible properties and tangible assets that are used or held for use in their respective businesses, including all of the tangible assets reflected on the Current Balance Sheet or acquired in the Ordinary Course since the date of the Current Balance Sheet (except for Inventory or other assets sold or otherwise disposed of for fair value since the date of the Current Balance Sheet in the Ordinary Course), in each case free and clear of any Liens (other than Permitted Liens), except as reflected on the Current Balance Sheet and except for such imperfections of title, if any, that do not interfere with the present value of the subject property. For the sake of clarity, any assets used exclusively by the Target Companies but owned by Guarantor or its Affiliates (excluding the Target Companies) are either (i) used in the performance of the services under Transition Services Agreement or (ii) are set forth on the schedule of assets to the Transfer Agreement and are to be transferred to the Target Companies at or prior to Closing pursuant thereto. All tangible assets owned or leased by the Target Companies have been at all times maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.
Section 3.10    Real Property.
(a)    No Target Company owns, or during the five (5) years prior to the date hereof, has owned, any real property.
(b)    Schedule 3.10(b) sets forth the address of each parcel of material Leased Real Property, and a true and complete list of all Leases for each such parcel of material Leased Real Property, the name of the lessor, licensor, sublessor, master lessor and/or lessee the date and term of the lease, license, sublease or other occupancy right and each amendment thereto and, with respect to any current lease, license, sublease or other occupancy right the aggregate annual rental payable thereunder. The Leased Real Property comprises all of the real property used in the businesses of the Target Companies. The Target Companies have Made Available to Buyer a true and complete copy of each such Lease. With respect to each of such Leases: (A) such Lease is in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles; and (B) the Target Company party thereto is not in material breach or default under such Lease, and to the Knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such material breach or default, except to the extent such breach or default would not result in material liability to the Target Companies.
(c)    The Leased Real Property is in good operating condition and repair, free from material structural, physical and mechanical defects, is maintained in all material respects in a manner consistent with standards generally followed with respect to similar properties. Neither the operations of the Target Companies on the Leased Real Property nor, to the Company’s Knowledge, such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement or statute relating to such property or operations thereon.
Section 3.11    Tax Matters. Except as set forth on Schedule 3.11:
(a)    the Target Companies (and any Affiliated Group for any taxable period during which any Target Company was a member of the Affiliated Group) have filed, or have caused to be filed, all material Income Tax Returns and all material Non-Income Tax Returns required to be filed by them, such Tax Returns are complete and correct in all material respects, and the Target Companies (and any Affiliated Group for any taxable period during which any Target Company was a member of the Affiliated Group) have timely paid in full, or have caused to be timely paid in full, all material Taxes due and payable (whether or not shown as due a payable on such Tax Returns);
(b)    no Governmental Authority in a jurisdiction where a Target Company does not file a Tax Return has made a claim in Writing (or otherwise Threatened) to the Target Company that such Target Company is or may be subject to Tax in such jurisdiction;
(c)    there is no audit, claim or Action pending or Threatened against or with respect to any Target Company in respect of any material Taxes of or attributable to such Target Company and there are no Liens for Taxes, other than Permitted Liens, on any assets of any Target Company;
(d)    each Target Company has withheld and timely paid to the appropriate Governmental Authority all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or former employee, independent contractor, creditor, stockholder or other third party, and the Target Companies have complied in all material respects with all reporting and recordkeeping requirements;
(e)    none of the Target Companies (or any Affiliated Group for any taxable period during which any Target Company was a member of the Affiliated Group) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency;
(f)    no Target Company is currently the beneficiary of any extension of time within which to file any Tax Return;
(g)    no Target Company is a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code;
(h)    no Target Company has engaged in any “listed transaction” as defined in Section 6707A(c)(2) of the Code;
(i)    no Target Company is a personal holding company as defined in Section 542 of the Code;
(j)    no consent to the application of former Section 341(f) of the Code has been filed with respect to any property or assets held or acquired by any of the Target Companies;
(k)    no Target Company has received or is subject to any Written ruling of a Governmental Authority related to Taxes;
(l)    none of the Target Companies (i) has been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated U.S. federal income Tax Return (other than the Affiliated Group the common parent of which is Seller) or (ii) has any liability for the Taxes of any Person (other than any Target Company) under Section 1.1502-6 of the Treasury

Regulations (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract, or otherwise;
(m)    Seller has filed a consolidated U.S. federal income Tax Return with the Company and each of the Company’s direct or indirect domestic corporate Subsidiaries for the taxable year immediately preceding the current taxable year and is eligible to make the 338(h)(10) Election;
(n)    no Foreign Subsidiary is, or at any time has been, a passive foreign investment company within the meaning of Section 1296 of the Code, and no Foreign Subsidiary is, or at any time has been, engaged in the conduct of a trade or business within the United States within the meaning of Section 864(b) or Section 882(a) of the Code;
(o)    none of the Target Companies is a party to any Contract, arrangement or plan that could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G or in the imposition of an excise Tax under Code Section 4999 (or any corresponding provisions of state, local or foreign Tax Law);
(p)    no Target Company is a party to or bound by any Tax sharing, Tax indemnity or Tax allocation agreement, other than commercial agreements the principal purpose of which is unrelated to Taxes; and
(q)    no Target Company has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code during the five (5) years preceding the date of this Agreement.
Section 3.12    Intellectual Property.
(a)    Schedule 3.12(a) identifies, as of two (2) Business Days prior to the date hereof, (i) with respect to Intellectual Property Rights owned by any Target Company (“Company Owned Intellectual Property”), each registration or application owned by any Target Company (“Registered Intellectual Property”); (ii) any opposition or cancellation proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which any Target Company is a party and in which claims are raised relating to the validity, enforceability, scope, or ownership of any of the Registered Intellectual Property, but not including proceedings or actions issued in the ordinary course of prosecution of any applications or maintenance of any Registered Intellectual Property; and (iii) each material unregistered trademark owned by any Target Company. The Target Companies own the Company Owned Intellectual Property, free and clear of any Liens, except Permitted Liens. No Registered Intellectual Property is jointly owned by any Target Company and any Person not constituting a Target Company, and to the Knowledge of the Company, no Registered Intellectual Property has a defect or irregularity in title that would reasonably be expected to materially impair the value of or continued use of such Registered Intellectual Property. No Target Company has transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property.

(b)    The Target Companies have taken commercially reasonable steps to maintain and protect all of the Company Owned Intellectual Property material to the conduct of the Target Companies’ respective businesses. With respect to each item of material Registered Intellectual Property: (A) all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of protecting and/or maintaining such Intellectual Property Rights; (B) each such item is currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use); (C) each such item is sustaining, and except with respect to applications, to the Knowledge of the Company, valid and enforceable; and (D) each such item is not subject to any late unpaid maintenance fees or Taxes. To the Knowledge of the Company, no Person has Threatened, in the two (2) year period prior to the Closing Date, that any of the Registered Intellectual Property is invalid or unenforceable. To the Knowledge of the Company, no Target Company has misrepresented, or failed to disclose, any facts or circumstances in any application for any Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the enforceability of any Registered Intellectual Property, in either case in a manner that would reasonably be expected to materially impair the value of or continued use of such Registered Intellectual Property or application, as applicable.
(c)    Schedule 3.12(c) identifies each signed written (i) license, agreement or other permission pursuant to which any Target Company licenses or otherwise obtains permission to use Intellectual Property or Technology from a third party, in each case that is material to the Company (and other than licenses for unmodified commercially available, “off the shelf software” with a replacement cost and/or annual license fee of less than $50,000 and licenses for Open Source Software listed in Schedule 3.12(j)) (“Company Licensed Intellectual Property”) and (ii) license, agreement or other permission which any Target Company has granted to any third party with respect to any material Intellectual Property Rights or material Technology (other than end user agreements entered into in the Ordinary Course in the form of the end user agreement Made Available to Buyer without any material modifications). Except for the Open Source Software listed in Schedule 3.12(j), no third party that has licensed or provided Intellectual Property Rights or any Technology to any Target Company has retained ownership of or license rights under any Intellectual Property Rights in any material improvements or derivative works made solely or jointly by any Target Company under such license.
(d)    To the Knowledge of the Company, and assuming, solely for the purposes of this Section 3.12(d), that the Company did not, does not and will not have the benefit of any rights granted to it under that certain agreement set forth on Schedule 3.12(d), the operation of the businesses of the Target Companies as conducted on or prior to the Closing Date does not infringe, violate, misappropriate or otherwise conflict with any Intellectual Property Rights of any Person.
(e)    Within the past twelve (12) months, no Target Company has received any bona fide Written notice (including any formal Written offers to take a license), alleging that any Target Company has infringed, misappropriated, violated, or otherwise conflicted with any of the Intellectual Property Rights owned by any Person or that any Company Owned Intellectual Property is invalid or unenforceable (but not including proceedings or actions issued in the ordinary course of prosecution of any applications or maintenance of any Registered Intellectual Property). No Company Owned Intellectual Property, Company Product or Company Planned Product or, to the Knowledge of the Company, any Company Licensed Intellectual Property, is subject to any pending proceeding, outstanding judgment, order, or stipulation that restricts in any manner the use, provision, transfer, assignment or licensing thereof by any Target Company or may affect the validity, use or enforceability thereof.
(f)    To the Knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property in a material manner.
(g)    Each current and former employee, independent contractor and consultant of any Target Company involved in the creation of any material Company Owned Intellectual Property (a “Contributor”) has executed and delivered to the applicable Target Company a signed written agreement sufficient to ensure that the Target Companies are the sole owner or assignee of any Intellectual Property Rights such Person creates within the scope of such Person’s employment or in the case of a non-employee, from the services such Person performs for the Target Companies, unless or except to the extent that the Target Companies are entitled to become or elect to become the owner or assignee of such Intellectual Property Rights by operation of Law, and that provides for the confidentiality of any trade secrets or other confidential information learned by such Person in the scope of such Person’s employment or services. Without limiting the foregoing, to the Knowledge of the Company, no Contributor has Threatened any Target Company with respect to any alleged ownership or rights of Contributor. To the Knowledge of the Company, none of the Target Companies’ employees’ and consultants’ work for the Target Company has been in any way done in breach of such employees’ or consultants’ obligations to any third parties, including any confidentiality or Intellectual Property Rights and Technology transfer obligations.
(h)    With respect to Software owned by any Target Company: (a) to the Knowledge of the Company, such Software has not been disclosed, including for purposes of escrow, to any third party except in binary code format; (b) the Target Companies have used commercially reasonable efforts to protect the confidentiality of the Software; and (c) to the Knowledge of the Company, no event has occurred that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that any such Software be released, disclosed or delivered to any Person by any Target Company, any escrow agent, or any Person acting on their behalf and to the Knowledge of the Target Company, no third party would be likely to prevail in asserting any rights to Company Intellectually Property as work for hire or otherwise in connection with any work done by an employee or consultant of the Target Company for such third party at any time.
(i)    No Target Company has experienced within the past twelve (12) months any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any critical computer program or software used by any Target Company in the operation of such business. To the Knowledge of the Company, there have been no successful unauthorized intrusions or breaches of security of the information technology or data relating to Personal Data of employees of any Target Company. Schedule 3.12(i) sets forth the Target Companies’ current Written security policies and procedures (“Security Policies”). Each Target Company is in compliance in all material respects with such Security Policies.
(j)    Schedule 3.12(j) sets forth a complete and accurate list of each item of Open Source Software that is a Third Party Component, (A) such Open Source Software and any modification or derivative thereof made by or for any Target Company; (B) the name and version number of the applicable license for each such item of Open Source Software; (C) the distributor or website from which the Open Source Software was obtained; and (D) the manner in which such Open Source Software is incorporated into, embedded in, combined with, linked with, or otherwise used with, each Company Software product (including, as applicable, the manner and extent to which such item of Open Source Software interoperates with other Software in such Company Software products, such as by static or dynamic linking, inheritance, pipes, files, APIs, function calls, etc.). With respect to any Open Source Software that is used by any Target Company in any way in connection with any current Company Product or as currently contemplated to be used in any Company Planned Product (including any Open Source Software that is a Third Party Component), the Target Companies are in compliance in all material respects with all applicable licenses with respect thereto.
(k)    To the Knowledge of the Company, no Target Company, nor any of their respective employees, have contributed any Company Product or material Technology to Open Source Software and no such contributions made by a Target Company or any employees to Open Source Software, if any, (i) were made in breach of confidentiality, Intellectual Property Rights or other obligations under any Contract to which any Target Company is a party, or (ii) breach the terms of the open source license or other agreement under which they were contributed.
(l)    Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Buyer by operation of law or otherwise of any agreements to which any Target Company is a party, will cause, by the terms of an agreement to which any Target Company is a party: (i) Buyer, any of its Affiliates or any Target Company to grant to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them, (ii) Buyer, any of its Affiliates or any Target Company, to be restricted from developing, selling, licensing, manufacturing, delivering, distributing or commercializing any Company Intellectual Property or Company Products, or (iii) Buyer, any of its Affiliates any Target Company to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property Rights of any third party in excess of those payable by the Target Companies in the absence of this Agreement or the transactions contemplated hereby.
The Target Companies have taken commercially reasonable steps, in light of the value of such information, to protect the confidentiality of Written confidential information of the Target Companies.
(m)    No government funding, facilities or resources of any government, international organization, university, college, other educational institution or research center was used in the development of the Company Products, Company Planned Products or Company Owned Intellectual Property.
(n)    The representations and warranties set forth in this Section 3.12 are the sole and exclusive representations and warranties of Seller relating to infringement, violation, misappropriation or other conflict of any Intellectual Property Right.
(o)    Schedule 3.12(o) sets forth the Target Companies’ current (as of the date hereof) list of known bugs maintained by its development or quality control groups with respect to any Company Product. To the Knowledge of the Company there are not, and in the two (2) year period prior to the Closing Date have not been any, material defects, malfunctions or nonconformities in any of the Company Products. No Target Company is, or in the two (2) year period prior to the Closing Date has been, required to recall any Company Products.
(p)    To the Knowledge of the Company, all Company Products (and all parts thereof) and the Technology used to deliver all Company Products are free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of data. The Company uses commercially reasonable efforts to monitor Company Products and the Technology used to deliver all Company Products for “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of data.
(q)    None of the Target Companies is a member of any industry standards body that requires the Target Company to grant or offer any other Person any license or right to any Intellectual Property Rights or Technology.
Section 3.13    Contracts and Commitments.
(a)    All of the Material Contracts (as defined below) are set forth in Schedule 3.13(a) and a complete and accurate copy of each Material Contract, including any amendment, material waiver and other modifications to such Material Contract, has been Made Available to Buyer. With respect to each Material Contract: (i) the Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to the Target Companies, and, to the Company’s Knowledge, is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, in either case, as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles; (ii) the Material Contract will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with its terms as in effect prior to the Closing, as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles; and (iii) neither the respective Target Company nor, to the Company’s Knowledge, any other party to the Material Contract is in breach or default, and no event has occurred that with notice or lapse of time, or both, would constitute a breach or default by the Target Companies or, to the Company’s Knowledge, by any such other party, or permit termination, modification or acceleration, under such Material Contract.

(b)    To the Knowledge of the Company, no Top Supplier, Top Customer or Top Distributor (as each such term is defined below) has threatened in Writing to cancel or terminate its Contract, or materially reduce its supply or purchase volumes, in a manner that would reasonably be expected to be material to the Company as a whole.
(c)    “Material Contract” means any Contract (other than an Employee Benefit Plan) to which any Target Company is a party:
(i)    with expected receipts or expenditures for the twelve month period ending on June 30, 2014 in excess of $250,000, excluding purchase orders that have been Made Available to Buyer;
(ii)    with each of (A) the ten (10) largest suppliers to the Target Companies, taken together, for fiscal year 2012 and for the nine-month period ended June 30, 2013 (based on the aggregate dollar amount paid to such supplier by the Target Companies during such year) (the “Top Suppliers”); (B) the twenty (20) largest customers of the Target Companies, taken together, for fiscal year 2012 and for the nine-month period ended June 30, 2013 (based on the aggregate dollar amount of revenue recognized by the Target Companies during such year) (the “Top Customers”); and (C) the ten (10) largest distributors of the Target Companies, taken together, for fiscal year 2012 and for the nine-month period ended June 30, 2013 (based on the aggregate dollar amount of revenue recognized by the Target Companies during such year) (the “Top Distributors”);
(iii)    relating to Leased Real Property required to be listed in Schedule 3.10(b);
(iv)    required to be listed in Schedule 3.12(c)(i) and Schedule 3.12(c)(ii);
(v)    granting any exclusive license to any Person;
(vi)    granting any material right of first refusal or material right of first negotiation to any Person;
(vii)    containing any minimum purchase obligations of any of the Target Companies in excess of $150,000;
(viii)    contains “most favored nation” provisions, including any provisions requiring any of the Target Companies to rescind, amend or modify any Contract, or for the other party or any third Person to accept any modification of pricing (including any special discount rights) or right of return on any sales of products or services, in the event that any of the Target Companies agree to provisions with a Person who is not a party to the Contract in question.
(ix)    evidencing Indebtedness for borrowed or loaned money, including guarantees of such Indebtedness (other than intercompany indebtedness, endorsements for the purpose of collection, or purchases of equipment or materials made under conditional sales contracts, in each case in the Ordinary Course), in each case having an outstanding principal amount in excess $250,000;

(x)    involving any partnership, joint venture or limited liability company agreement or concerning any equity or partnership interest in another Person;
(xi)    relating to the contractually pending or completed acquisition or disposition of any business within the Applicable Period (whether by merger, sale of stock, sale of assets or otherwise);
(xii)    with any director, officer, manager, member or Affiliate of the Target Companies as a party thereto;
(xiii)    regarding voting, transfer, or other arrangements related to the Target Companies’ equity securities or warrants, options or other rights to acquire the Target Companies’ equity securities;
(xiv)    purporting to limit, curtail or restrict the ability of the Target Companies, or, to the Knowledge of the Company, any of their respective sales or engineering employees, to compete in any geographic area or line of business, make sales to any Person in any manner, provide services to any Person in any manner, use or enforce any Intellectual Property owned by or exclusively licensed to the Target Companies or hire or solicit any Person in any manner; and
(xv)    with any employee, individual consultant or individual independent contractor of the Target Companies not entered into in the Ordinary Course with expected payments by the Target Companies in excess of $75,000 per year.
Section 3.14    Insurance. Schedule 3.14 lists each insurance policy and fidelity bond covering the properties, assets, business, equipment, operations, employees, officers and directors of the Target Companies, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no claim by the Target Companies or any Affiliate pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. In addition, there is no pending claim of which its total value (inclusive of defense expenses) would reasonably be expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid, and the Target Companies and their Affiliates are otherwise in compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Such policies and bonds (or other policies and bonds providing substantially similar coverage) have been in effect for three (3) years prior to the date hereof and remain in full force and effect, except in each case as would not be material to the Target Companies. The Company has no Knowledge of any Threatened termination of, or premium increase with respect to, any of such policies. No Target Company maintains, sponsors or participates in any self-insured health and welfare benefit plan.
Section 3.15    Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending by or before any Governmental Authority, or during the three years prior the date hereof (except for the matters covered under Section 3.12(b), for which the applicable look back period shall be two years), Threatened against the Target Companies or any of their properties or any of their officers or directors (in their capacities as such). There is no judgment, decree or order against the Target Companies, or, to the Knowledge of the Company, any of their respective directors or officers (in their capacities as such), that will prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have (a) a Material Adverse Effect on the Target Companies or (b) any material detriment on the development, manufacture, use, marketing, import for resale, delivery, distribution, licensing out or sale of any Company Product. All litigation to which the Target Companies are a party (or, within the three years prior to the date hereof (except for the matters covered under Section 3.12(b), for which the applicable look back period shall be two years), Threatened to become a party) is described in Schedule 3.15.
Section 3.16    Labor Matters.
(a)    List of Employees, Consultants and Service Providers. The Company has Made Available to Buyer, to the extent permitted under applicable Law, a list of the name of each employee, and individual independent contractor of the Target Companies, as of two (2) Business Days prior to the date hereof, and the country (and state or province) in which each such employee or individual independent contractor is based. The Company has Made Available, to the extent permitted under applicable Law, to Buyer the total number of individuals employed by the Target Companies, the identity of the employing entity, current salary, each such Person’s position or function, the locations where employees are based, annual base salary or wages and any target bonus arrangement with respect to such Person and a description of any oral employment Contract with such parties. No officer, executive or key employee has notified in Writing the Target Companies of his or her intention to terminate his or her relationship or status as an employee or consultant of the Target Companies within the first six (6) months following the Closing Date. To the Knowledge of the Company, all employees of the Target Companies are lawfully authorized to work in the country in which each such employee and independent contractor is based, except as would not be material to the Company.
(b)    Fixed Term Employment Agreements. No Target Company has entered into any Contract with a U.S. Employee of such Target Company for fixed employment duration, including without limitation any agreement under which such U.S. Employee would be entitled to cash severance or continuation of benefits under any Employee Benefit Plan as a result of his or her employment being terminated before the expiration of the applicable fixed employment duration period, except as required by Law or pursuant to the terms of the applicable Employee Benefit Plan.
(c)    Compliance with Laws. Each of the Target Companies is, and during the Applicable Period has been, in compliance with all Laws relating to labor and employment except as would not be material to the Company.
(d)    Claims. No material Action between the Target Companies and any of their respective present or former employees is pending or Threatened against any Target Company.
(e)    Certain Loans. There are no outstanding loans or advances from the Target Companies to any of the directors, officers, employees, independent contractors or shareholders of the Target Companies other than travel and other expense advancements to employees of any Target

Company, in each case in the Ordinary Course and not exceeding $30,000 in the aggregate at any time outstanding.
(f)    Unions. No Target Company is a party to any collective bargaining agreement, works council agreement, or similar labor union agreement. To the Knowledge of the Company, none of the employees of the Target Companies is represented by any labor organization, and there are no activities or proceedings of any labor union or any employee or group of employees of the Target Companies to organize any such employees.
(g)    Disputes. (i) No labor strike, slow down, work stoppage, or other material labor dispute against the Target Companies is pending or, to the Knowledge of the Company, Threatened, and no such dispute has occurred within the Applicable Period, and (ii) no Target Company is involved in any collective bargaining negotiations with any trade union or similar body representing employees of the Target Companies.
(h)    WARN Act. Within the past two (2) years, none of the Target Companies, has implemented any mass layoffs or plant closings without complying in all respects with the Worker Adjustment and Retraining Notification Act (29 USC §2101) and any similar or related Laws (the “WARN Act”).
(i)    Schedule 3.16(i) lists by date and location each employee of the Target Companies who was based in the United States and whose employment was terminated in the ninety (90) days prior to the execution of this Agreement.
(j)    Restrictions on Employees. To the Knowledge of the Company, no officer, executive, or other key employee of the Target Companies is subject to any employment, invention assignment, patent disclosure, non-competition, non-solicitation, confidentiality, or other restrictive Contract that would materially restrict (i) the performance of such person’s duties to the Target Companies, or after the consummation of the transactions contemplated herein, to Buyer or its Affiliates, or (ii) the conduct of the business of the Target Companies as it is now being conducted.
Section 3.17    Employee Benefits.
(a)    Benefit Plans.  Schedule 3.17(a) contains a complete and accurate list of each Employee Benefit Plan that is sponsored or maintained by or to which any of the Target Companies is a party and that covers employees of the Target Companies or with respect to which any Target Company has liability (contingent or otherwise), other than any such plan sponsored or maintained by a Governmental Authority (collectively, the “Company Benefit Plans”).
(b)    Documents. The Company has Made Available to Buyer true and complete copies of each of the Company Benefit Plans and summary plan descriptions. With respect to each Company Benefit Plan sponsored by any of the Target Companies that is subject to ERISA reporting requirements, the Company has Made Available to Buyer copies of the Form 5500 reports filed for the last two (2) plan years. The Company has Made Available to Buyer the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Benefit Plan intended to be qualified under Section 401(a) of the Code.

(c)    Compliance. (i) Each Company Benefit Plan has been administered in all material respects in accordance with its terms and in compliance in all material respects with the requirements prescribed by any and all Laws (including ERISA and the Code); and the Target Companies have performed all material obligations required to be performed by them under, are not in material respect in default under or violation of and have no Knowledge of any material default or violation by any other party to, any of the Company Benefit Plans; (ii) any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, or is in the form of a prototype document that is the subject of a favorable opinion letter from the Internal Revenue Service, and to the Company’s Knowledge nothing has occurred since the issuance of such letter that could reasonably be expected to cause the loss of the Tax-qualified status of such plan; (iii) none of the Company Benefit Plans promises or provides retiree medical or other retiree welfare benefits to any employee of the Target Companies (or any of their eligible dependents) except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or similar Law; (iv) there has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Company Benefit Plan for which any Target Company would have material liability; (v) none of the Target Companies are subject (including on account of an ERISA Affiliate) to any material liability, penalty or Tax under Sections 4975 through 4980 of the Code or Title I of ERISA with respect to any Company Benefit Plan; (vi) all contributions and payments required to be made by the Target Companies to any Company Benefit Plan have been paid or accrued; (vii) no suit, administrative proceeding, action or other litigation has been brought, is Threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor, in each case with respect to which the Target Companies would reasonably expect to have material liability.
(d)    No Title IV or Multiemployer Plan. None of the Target Companies maintains, sponsors, participates in, contributes to, or is obligated to contribute to, or has otherwise incurred any obligation or liability (including on account of an ERISA Affiliate) under any “multiemployer plan” (as defined in Section 3(37) of ERISA) or to any “pension plan” (as defined in Section 3(2) of ERISA), in each case subject to Title IV of ERISA or Section 412 of the Code.
(e)    COBRA, FMLA, HIPAA, Cancer Rights. With respect to each Company Benefit Plan sponsored by a Target Company, the Target Company has complied with (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder or any state Law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of HIPAA; and (iv) the applicable requirements of the Cancer Rights Act of 1998, except, in the case of (i) through (iv), to the extent that such failure to comply would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.  The Company has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Law governing health care coverage extension or continuation.
(f)    Effect of Transaction. The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other individual service provider of the Company to severance benefits or any other similar payment (including golden parachute, bonus or benefits under any Company Benefit Plan); or (ii) accelerate the time of payment or vesting of any such benefits or materially increase the amount of compensation due any such employee or individual service provider.
Section 3.18    Environmental Matters. The Target Companies are and have for the Applicable Period been in compliance with all Environmental Laws relating to the properties or facilities used, leased or occupied by the Target Companies (collectively, “Target Company Facilities;” such properties or facilities currently used, leased or occupied by the Target Companies are defined herein as “Current Facilities”), except in each case where such non-compliance would result in fines or remediation costs of less than $325,000 or would not include any non-monetary criminal liability (a “Material Environmental Liability”). No discharge, emission, release, leak or spill of Hazardous Materials by any Target Company has occurred at any Target Company Facilities in material violation of Environmental Laws and that would reasonably be expected to give rise to a Material Environmental Liability of the Target Companies under Environmental Laws. To the Company’s Knowledge, there are no Hazardous Materials (including without limitation asbestos) present in the surface waters, structures, groundwaters or soils of or beneath any Current Facilities, except in each case as would not reasonably be expected to give rise to a Material Environmental Liability of the Target Companies under Environmental Laws. To the Company’s Knowledge, no employee of the Target Companies or other Person has claimed in the Applicable Period that the Target Companies are liable for alleged injury or illness resulting from an alleged exposure to a Hazardous Material, except in each case for such claims that would not reasonably be expected to result in a Material Environmental Liability. The Company Products are and have for the Applicable Period been in compliance with all applicable Environmental Laws, except in each case for such non-compliance that would not reasonably be expected to result in a Material Environmental Liability. There is no pending Action alleging any material violation of any Environmental Laws by any Target Company or any Material Environmental Liability of any Target Company with respect to Hazardous Materials arising under Environmental Laws, and, to the Knowledge of the Company, no such Action is Threatened. This Section 3.18 contains the sole and exclusive representations and warranties of Seller with respect to any environmental, health or safety matters, including any arising under Environmental Laws or relating to Hazardous Materials.
Section 3.19    Standard Purchase Orders; Warranties; Indemnities.
(a)    Copies of the Target Companies’ standard forms of purchase order (the “Standard PO”) have been Made Available to Buyer. All purchases from the ten (10) largest customers or distributors (based on the aggregate dollar amount of revenue recognized by the Target Companies during such nine-month period) of the Target Companies for the nine-month period ended June 30, 2013 (i) are pursuant to the Standard PO or such other purchase order that was Made Available to Buyer (collectively, “Covered POs”) and (ii) represent greater than fifty percent (50%) of the Target Companies’ revenue for such period.
(b)    Each Company Product has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and the Target Companies have no material liability for replacement or repair thereof or other damages in connection therewith, except for claims arising in the Ordinary Course, which in the aggregate, are not material to the financial condition of the Target Companies and for which adequate reserves have been set aside on the Interim Financials.
Section 3.20    Affiliate Transactions. Excluding (a) any items that will be terminated prior to the Closing and for which Buyer and Target Companies will have no liability or obligation and (b) any items scheduled in Schedule 3.20 that will expressly survive the Closing, no executive officer, director, stockholder of Affiliate or Seller, Guarantor or any of the Target Companies has any agreement with any Target Company or any interest in any property (real, personal or mixed, tangible or intangible) of any Target Company.
Section 3.21    Permits. The Target Companies have all permits, licenses, approvals, franchises, orders, consents, authorizations, registrations, qualifications or other rights and privileges from any Governmental Authority (collectively, the “Target Company Permits”) for the conduct of the business of the Target Companies as currently conducted. The Target Company Permits held by or issued to the Target Companies are in full force and effect, and the Target Companies are in compliance in all material respects with each such Target Company Permit held by or issued to it. All of the Target Company Permits will be available for use by the Target Companies immediately after the Closing except as would not reasonably be expected to result in liability to the Target Companies in excess of $100,000 in the aggregate or interfere in any material respect with the operation of the businesses of the Target Companies.
Section 3.22    Bank Accounts; Powers of Attorney. Schedule 3.22 sets forth a complete and correct list showing (a) each bank of which any Target Company maintains a bank account, together with, as to each such bank account, the account number, the names of all signatories thereof and the authorized powers of each such signatory; and (b) the names of all Persons holding powers of attorney from the Target Companies, complete and correct copies of which have been Made Available to Buyer. The Target Companies does not maintain any safe deposit boxes.
Section 3.23    International Trade Matters. The Target Companies are, and for the Applicable Period have been, in compliance in all material respects with all International Trade Laws (defined below), including but not limited to, all Laws related to the import and export of commodities, software, and Technology from and into the United States, and the payment of required duties and tariffs in connection with same. “International Trade Law” means the UK Bribery Act and U.S. Laws applicable to international transactions, including, but not limited to, the Export Administration Act, the Export Administration Regulations, the Foreign Corrupt Practices Act, as amended (the “FCPA”), the Arms Export Control Act, the International Traffic in Arms Regulations, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the U.S. Customs laws and regulations, the Foreign Asset Control Regulations, and any regulations or orders issued thereunder.
Section 3.24    Absence of Unlawful Payments. None of (a) any Target Company, (b) to the Company’s Knowledge, any stockholder, director or officer of any Target Company or any employee, agent or other Person acting on behalf of any Target Company: (i) has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment; made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or violated any provision of the FCPA; or (iii) has accepted or received any unlawful contributions, payments, gifts or expenditures in each case in connection with the business of any Target Company.
Section 3.25    Insolvency. No order has been made, petition presented or meeting convened for the bankruptcy or winding up of Seller or Guarantor or for the appointment of any provisional liquidator or in relation to any other process whereby the assets of Seller or Guarantor are distributed amongst its creditors and/or shareholders or other contributors, and there are no actions under any applicable insolvency, reorganization or similar applicable Laws, and no events have occurred which, under applicable Law, would be reasonably likely to justify any such cases or proceedings. No receiver has been appointed in respect of the whole or any part of any of the property or assets of Seller or Guarantor nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs and assets of such Seller are managed by a Person appointed for the purpose by a Governmental Authority or similar body). Seller has not taken any steps with a view to a suspension of payments or a moratorium of any indebtedness of Seller or has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER
As a material inducement to Seller to enter into and perform its obligations under this Agreement, Buyer represents and warrants to Seller as follows:
Section 4.01    Organization. Buyer is duly organized, validly existing and in good standing under the Laws of the State of Delaware.
Section 4.02    Authorization of Transaction; Binding Effect.
(a)    Buyer has full corporate or other organizational power and authority to carry on its business as is currently conducted, to execute and deliver this Agreement and the other documents contemplated hereby to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by Buyer of this Agreement and the other documents contemplated hereby to which it is a party and the performance by Buyer of its obligations hereunder and thereunder have been duly authorized by all requisite corporate or other organizational action.
(b)    This Agreement and the other documents contemplated hereby to which Buyer is a party constitute the valid and legally binding obligation of Buyer, enforceable in accordance with their terms and conditions, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles.
Section 4.03    Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any provision of the certificate of incorporation or bylaws (or similar governing document) of Buyer, (ii) assuming compliance by Seller with Section 3.03, violate any Law or other restriction of any Governmental

Authority to which Buyer is subject or (iii) conflict with, result in a breach of, constitute a default under or result in the acceleration of, any contract to which Buyer is a party or by which its assets are bound except, in the case of clauses (ii) and (iii), where the violation, conflict, breach, default or acceleration would not interfere in any material respect with Buyer’s performance under this Agreement, the other agreements contemplated hereby or the consummation of the transactions contemplated hereby or thereby. Except for compliance with the HSR Act, if required, and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under any other applicable merger control or similar foreign antitrust and competition Law, the execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated by this Agreement do not require, to the Knowledge of Buyer, any consent, approval, order or authorization of, registration, declaration or filing with, or notice to any Governmental Authority, except for any consent, approval, order, authorization, registration, declaration, filing or notice the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to result in material liability or interfere in any material respect with Buyer’s performance under this Agreement, the other agreements contemplated hereby or the consummation of the transactions contemplated hereby or thereby.
Section 4.04    Broker’s Fees. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.
Section 4.05    Available Funds.
(a)    Buyer has delivered to Seller a true and complete copy of (i) the executed amended and restated commitment letter (together with the Summary of Terms attached thereto, the “Debt Commitment Letter”), dated as of September 11, 2013 by and between Buyer and Silicon Valley Bank (“SVB”), pursuant to which SVB has agreed, upon the terms and subject to the conditions thereof, to lend the amount set forth therein for the purposes of financing the transactions contemplated by this Agreement (the “Debt Financing”).
(b)    Buyer has fully paid any and all commitment fees or other fees in connection with the Debt Financing that are payable on or prior to the date hereof, and as of the date hereof the Debt Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligations of Buyer, and, to the knowledge of Buyer, SVB, the Debt Commitment Letter has not been amended or modified prior to the date of this Agreement and no such amendment or modification is contemplated. No commitment contained in the Debt Commitment Letter has been withdrawn or rescinded in any respect and the Debt Commitment Letter is in full force and effect. There are no side letters, agreements, contracts or other arrangements related to the Debt Financing that could increase the conditionality or reduce the amount of the Debt Financing. The Debt Commitment Letter contains all of the conditions precedent to the obligations of SVB thereunder to make the full amount of the Debt Financing available to Buyer on the terms in the Debt Commitment Letter.
(c)    The only conditions precedent or other contingencies related to the obligations of SVB to fund the full amount of the Debt Financing are those set forth in the Debt Commitment Letter. Assuming the performance of Seller under this Agreement and subject to the accuracy of Seller’s representations and warranties contained herein, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer (or to Buyer’s Knowledge, any other party thereto) under any term, or a failure of any condition, of the Debt Commitment Letter or would otherwise be reasonably likely to result in any portion of the Debt Financing contemplated thereby to be unavailable. Assuming the performance of Seller under this Agreement and subject to the accuracy of Seller’s representations and warranties contained herein, as of the date of this Agreement, Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Debt Commitment Letter required to be satisfied by it.
(d)    The Debt Financing, together with Buyer’s unrestricted cash on hand and other current available credit facilities, are sufficient to enable Buyer to consummate on a timely basis the transactions contemplated by this Agreement, including to pay the Closing Consideration pursuant to Section 2.02 and all other amounts payable by Buyer hereunder (and under the Debt Commitment Letter and any fee arrangements related thereto), in each case in accordance with the terms hereof. In no event shall the receipt by, or the availability of any funds or financing to, Buyer or any of its Affiliates or any other financing be a condition to Buyer’s obligation to consummate the transactions contemplated hereunder.
Section 4.06    Litigation. As of the date hereof, there is no outstanding material injunction, judgment, order, decree or ruling against Buyer, which could adversely affect Buyer’s performance under this Agreement, the other agreements contemplated hereby or the consummation of the transactions contemplated hereby or thereby. Buyer is not a party to any material Action, nor, to the Knowledge of Buyer, is any material Action Threatened, before any court or judicial or administrative agency of any Governmental Authority which could adversely affect Buyer’s performance under this Agreement, the other agreements contemplated hereby or the consummation of the transactions contemplated hereby or thereby.
Section 4.07    Solvency. As of the Closing, and immediately after giving effect to all of the transactions contemplated by this Agreement and assuming that the representations and warranties of the Seller contained in this Agreement are true and correct in all material respects (and, solely for purposes of this Section 4.07, without giving effect to any limitation or qualification as to materiality or Material Adverse Effect or other terms of similar import or effect) and the Target Companies are Solvent immediately prior to the Closing, then each of Buyer and the Target Companies, on a consolidated basis, will be Solvent. For purposes of this Section 4.07, “Solvent” means that, with respect to any Person and as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (b) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (c) such Person will be able to pay its indebtedness as it matures.
Section 4.08    Investment Intent; Restricted Securities. Buyer is purchasing the Stock solely for its own account, for investment purposes only, and not with a view to, or any present intention of, reselling or otherwise distributing the Stock or dividing its participation herein with others.

Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Stock. Buyer understands and acknowledges that (i) none of the Stock has been registered under the Securities Act or any state or foreign securities Laws, in reliance upon specific exemptions thereunder for transactions not involving any public offering, (ii) none of the Stock is traded or tradable on any securities exchange or over-the-counter, and (iii) the Stock may not be sold, transferred, offered for sale, or otherwise disposed of unless such transfer, sale or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and are registered under any applicable state or foreign securities Laws or pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws. Buyer will not transfer or otherwise dispose of any of the Stock acquired hereunder or any interest therein in any manner that may cause Buyer to be in violation of the Securities Act or any applicable state securities Laws.
Section 4.09    Arrangements with Management. Except for any agreements, documents or other instruments contemplated to be entered into pursuant to this Agreement and the transactions contemplated hereunder, neither Buyer nor any of its Affiliates has entered into any agreement with, or agreed to enter into, or caused any of its Affiliates to enter into, any agreement or understanding with, or otherwise provided remuneration, fees or other economic benefits to, any current director, officer, manager of any of the Target Companies.
ARTICLE V

PRE-CLOSING COVENANTS
Section 5.01    Operation of the Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except with the prior Written consent of Buyer, Seller will cause each of the Target Companies to:
(a)    maintain its corporate existence, pay its debts and Taxes when due, pay or perform other obligations when due, and carry on its business in the usual, regular and Ordinary Course and in accordance with the provisions of this Agreement and in compliance with all Laws; and
(b)    maintain the Leased Real Property, material facilities and material assets owned, operated or used by it in the same state of repair, order and conditions as they are on the date hereof, reasonable wear and tear excepted.
Section 5.02    Operation of the Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, carry on its business in the Ordinary Course and in accordance with the provisions of this Agreement. Without limiting the generality of the foregoing, except as may be approved by Buyer in Writing (such approval not to be unreasonably withheld or delayed) or as is otherwise expressly permitted or required by this Agreement or required by applicable Laws, Seller shall not permit any Target Company to:

(a)    amend its certificate of incorporation, bylaws or other similar governing documents, as in effect on the date hereof;
(b)    split, combine or reclassify any of its equity interests or issue or authorize the issuance of any securities in respect of, in lieu of, or in substitution of its equity interests or repurchase, redeem or otherwise acquire any of its equity interests, except as contemplated by this Agreement;
(c)    sell, transfer, assign, convey, lease, license, pledge, encumber or otherwise dispose of any of its assets or property except in the Ordinary Course;
(d)    make any loan to (other than prepayments made to vendors in the Ordinary Course or travel and other expense advancements to employees of any Target Company, in each case in the Ordinary Course and not exceeding $30,000 in the aggregate at any time outstanding) any Person;
(e)    be party to (i) any merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction or (ii) any purchase of all or any substantial portion of the assets or equity securities or other securities of the Company or any other Target Company;
(f)    make any changes in its accounting practices, principles and assumptions used in the preparation of its quarterly or annual financial statements, other than as required by IFRS;
(g)    declare or pay any dividend or make any distribution with respect to its capital stock or other equity interests, other than dividends or distributions solely of cash;
(h)    other than pursuant to a Written agreement or Employee Benefit Plan that, in either case, is disclosed in Schedule 3.17(a), in the amount required thereunder, (i) modify the compensation or benefits payable or to become payable by any Target Company to any of its current or former directors, employees, contractors or consultants, or (ii) modify any bonus, severance, termination, pension, insurance or other employee benefit plan, payment or arrangement made to, for or with any current or former directors, employees, contractors or consultants of any Target Company, or (iii) enter into any employment (other than offer letters and letter agreements entered into in the Ordinary Course with employees who are terminable “at-will”), severance or termination agreement;
(i)    establish, adopt, enter into or terminate any Employee Benefit Plan or any collective bargaining, thrift, compensation or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, employees, contractors or consultants of any Target Company (other than as required by Law and offer letters and letter agreements entered into in the Ordinary Course with employees who are terminable “at-will”);
(j)    assume, incur or guarantee any Indebtedness of the type described in clauses (i), (ii), (v) or (vi) of the definition of Indebtedness set forth in Article I or modify the terms of any existing Indebtedness, except in the Ordinary Course;

(k)    adopted, materially amended, or terminated any bonus, profit-sharing, incentive, severance or other Employee Benefit Plan, other than as required by Law;
(l)    mortgage, pledge or permit to become subject to Liens (other than Permitted Liens) any properties or assets of any Target Company;
(m)    cancel any debts or waive any claims or rights of substantial value, other than any such cancellation or waivers solely among the Target Companies;
(n)    (i) amend, modify or terminate, or waive, release or assign any material rights under, any Material Contract, or (ii) except in the Ordinary Course, enter into any Contract that, if in effect on the date hereof, would have been required to be set forth in Schedule 3.13 as a Material Contract;
(o)    (i) except in the Ordinary Course, make any capital expenditure, or commit to make any capital expenditure that in any one case exceeds $100,000 or capital expenditures that in the aggregate exceed $200,000, or (ii) except as permitted by clause (i), acquire any assets, properties or rights other than inventory in the Ordinary Course;
(p)    make any filings or registrations with any Governmental Authority, except routine filings or registrations made in the Ordinary Course or any filing or registrations required by Law;
(q)    except as required by applicable Law, make any material Tax election, change any material method of Tax accounting or settle any material claim relating to Taxes;
(r)    enter into any agreement or otherwise commit, whether in Writing or otherwise, to take any of the types of actions described in subsections (a)-(o) of this Section 5.02.
Section 5.03    Notices and Consents. Seller shall give (and shall cause each of the Target Companies to give) any required notices to third parties. Seller will use commercially reasonable efforts (and will cause each of the Target Companies to use commercially reasonable efforts) to obtain all the consents, waivers and approvals in connection with the transactions contemplated hereby that are listed in Schedule 3.03. Such consents, waivers and approvals will be in a form reasonably acceptable to Buyer; provided however, that nothing in this Section 5.03 or in Section 6.05 shall require Seller or the Target Companies to (i) expend any money under such Contract from and after the Closing, (ii) remedy any breach of any representation or warranty hereunder, (iii) commence any Action or arbitration proceeding or (iv) offer or grant any accommodation (financial or otherwise) to any third party.
Section 5.04    Access. From the date of this Agreement until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 8.01), Seller shall, upon reasonable advance notice, permit (and shall cause each of the Target Companies to permit) representatives of Buyer (including accounting, legal and other representatives) to have access at all reasonable times during normal business hours, and in a manner so as not to interfere with the normal business operations, to (i) all of the properties, books, contracts, executive officers, commitments and records of the Target Companies, including the Target Companies’ source code, (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable Law) of the Target Companies as Buyer may reasonably request, and (iii) all employees of the Target Companies as identified by Buyer. Seller agrees to provide to Buyer and its representatives copies of the Target Companies’ internal monthly financial statements (including Tax Returns that solely relate to a Target Company (or Target Companies) and reasonable supporting documentation, but excluding any Seller Affiliated Group Tax Return and related supporting documentation) promptly following request. No information or knowledge obtained in any investigation pursuant to this Section or otherwise will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated hereby in accordance with the terms and provisions hereof.
Section 5.05    Contact with Customers and Suppliers. From the date of this Agreement until the Closing, Buyer and Buyer’s authorized representatives may not, without the prior Written consent of Seller, contact or communicate with any of the customers or suppliers of the Target Companies in connection with the transactions contemplated hereby.
Section 5.06    Resignations. On the Closing Date, in accordance with applicable Law, Seller will either (i) cause to be delivered to Buyer duly signed resignations or (ii) otherwise cause to be removed, in each case, effective as of the Closing, of all members of the boards of directors of their positions as directors of the Target Companies.
Section 5.07    Transfer of Certain Assets. At or prior to the Closing, all assets used exclusively by the Target Companies but owned by Guarantor or its Affiliates (excluding the Target Companies) and not used in the performance of the services by the Seller under the Transition Services Agreement, shall be irrevocably transferred, at the expense of Seller, to the Target Companies for nominal consideration pursuant to an agreement between Guarantor and/or its Affiliates, as applicable, and the Target Companies (the “Transfer Agreement”). Such Transfer Agreement shall be in form and substance reasonably acceptable to Buyer.

ARTICLE VI

ADDITIONAL AGREEMENTS
Section 6.01    Further Assurances. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties shall take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, at the sole cost and expense of the requesting Party.
Section 6.02    Public Disclosure. Prior to the Closing, no Party will issue or cause to be issued any statement or communication to any third party (other than their respective agents, limited partners and representatives, in each case, that are bound by confidentiality restrictions) regarding the subject matter of this Agreement, the terms hereof or the transactions contemplated hereby, without the consent of the other Party, provided however, that Buyer shall file this Agreement as an exhibit to a Current Report on Form 8-K to disclose this transaction concurrent or after the execution hereof and provided further, this Section 6.02 shall not restrict Buyer’s obligations, in Buyer’s sole good faith determination after consulting with counsel, to comply with applicable securities Laws and the rules of The NASDAQ Stock Market. The joint press release to announce the execution of this Agreement is attached hereto as EXHIBIT C and shall be issued by Buyer promptly following the execution of this Agreement.
Section 6.03    Transaction Expenses. Each of Buyer and Seller shall be solely responsible for payment of any fees and expenses (excluding any Transfer Taxes, which are governed solely by Section 6.10) incurred by or on behalf of it or its Affiliates in connection with the transactions contemplated hereby or otherwise required by applicable Law; provided, that any filing fees required to be paid under the HSR Act or under any comparable foreign requirement shall be paid 50% by Buyer and 50% by Seller. For the avoidance of doubt, Seller shall be responsible for payment of any unpaid or unaccrued fees and expenses primarily related to the transactions contemplated hereby that are incurred by or on behalf of the Target Companies prior to Closing, other than any such out-of-pocket fees and expenses that are incurred at the direction of Buyer; provided however, notwithstanding anything in this Agreement to the contrary, the cost of the audit performed on the Target Companies pursuant to the Letter Agreement dated August 1, 2013 by and among Deloitte & Touche LLP, the Company and Guarantor shall be borne one-half by Buyer and one-half by Seller.
Section 6.04    Confidentiality; Exclusivity.
(a)    Whether or not the transactions contemplated hereby are consummated, the Parties shall, and shall cause each of their respective Affiliates, advisors, agents and representatives to, keep confidential all information and materials regarding any other Party made available by or on behalf of such Party. If the transactions contemplated hereby are not consummated, Buyer shall, and shall cause each of its Affiliates, advisors, representatives and agents to, maintain the confidentiality of all non-public, proprietary information obtained during its or their due diligence review of Seller and the Target Companies, and shall return to Seller or destroy (and certify in Writing to Seller such destruction) all documents received from Seller and all copies thereof containing any such information. Seller acknowledges that Buyer is a publicly traded corporation and that any information obtained during the course of its due diligence could be considered to be material non-public information within the meaning of federal and state securities Laws.
(b)    From and after the Closing, Seller will not, and will cause its Controlled Affiliates and Representatives and Guarantor and its equityholders not to disclose any information, whether Written or oral, concerning the Target Companies, except to the extent that such information (i) is in the public domain through no fault of Seller or any of its Affiliates or (ii) is lawfully acquired by Seller or any of its Affiliates after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of its Affiliates or Representatives are compelled to disclose any such information by judicial or administrative process or by other requirements of Law, Seller will promptly notify Buyer in Writing and will disclose only that portion of such information that Seller is advised by its counsel in good faith is legally required to be disclosed; provided, however, that Seller will, with reasonable out-of-pocket expenses to be borne by Buyer, exercise its commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

During the period commencing on the Closing Date and ending on the seventh anniversary of the Closing Date, Seller will not, and will cause its Controlled Affiliates and Representatives and Guarantor and its equityholders not to, dispose of or permit the disposal of any books and records of the Target Companies without first giving 60 calendar days’ prior Written notice to Buyer offering to surrender the same to Buyer at Buyer’s expense.
(c)    Except with respect to this Agreement and the transactions contemplated hereby, Seller agrees that it will not, and it will cause the Target Companies and its and their respective Affiliates and Representatives (including any investment banking, legal or accounting firm retained by it or any of them in connection with the transactions contemplated hereunder) (each, an “Agent”) not to: (a) initiate, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its stockholders or any of them) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment or similar transaction involving, or any purchase of all or any substantial portion of the assets or any equity securities of, any Target Company (any such proposal or offer being hereinafter referred to as a “Proposal”); (b) engage in any negotiations concerning, or provide any confidential information or data to, or have any substantive discussions with, any Person relating to a Proposal; (c) otherwise cooperate in any effort or attempt to make, implement or accept a Proposal; or (d) enter into an, agreement, whether oral or Written, with any Person relating to a Proposal. Seller will notify Buyer promptly if any Written inquiries, proposals or offers related to a Proposal are received by, any confidential information or data is requested from, or any negotiations or discussions related to a Proposal are sought to be initiated or continued with, Seller, any Target Company or any of their respective directors, officers, employees and Affiliates or, to its actual knowledge, any other Agent.
Section 6.05    Commercially Reasonable Efforts to Complete.
(a)    Subject to the terms and conditions of this Agreement, including Section 5.04, Buyer and Seller shall each cooperate fully with the other and use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner possible, the transactions contemplated hereby, including by (i) obtaining (and cooperating with the other in obtaining) any clearance, consent, authorization, order or approval of, or any exemption by, any Governmental Authority required to be obtained or made by Buyer, Seller or any Target Company in connection with the transactions contemplated hereby, and the expiration of all applicable waiting periods with respect to any Governmental Authorities, (ii) making any and all notices, registrations and filings that may be necessary or advisable to obtain the approval or waiver from, or to avoid any Action by, any Governmental Authority, including without limitation, filing (x) within ten (10) days of the date hereof with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required under the HSR Act for the transactions contemplated hereby (which form shall request “early termination”) and (y) as promptly as practicable with any other applicable Governmental Authority, the antitrust filings and notifications required under foreign merger control, antitrust, or competition Laws for the transactions contemplated hereby (which form shall request “early termination” or its equivalent, if applicable) and any supplemental or additional information which may reasonably be requested in connection therewith by such Governmental Authority or under applicable Law, (iii) responding as promptly as practicable to any requests for supplemental or additional information which may reasonably be issued by such Governmental Authority under merger control, antitrust or competition Law in connection with the above filings, (iv) resisting, resolving or defending any Action, whether brought by a Governmental Authority or other third party, seeking to challenge this Agreement or the transactions contemplated hereby, including by seeking to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and (v) executing any certificates, instruments or other documents that are necessary to consummate and make effective the transactions contemplated hereby and to fully carry out the purposes and intent of this Agreement. Without limiting the generality of the foregoing, each of the Parties shall (and Seller shall cause each of the Target Companies to) use their commercially reasonable efforts to (w) prepare and furnish all necessary information and documentation and make presentations to Governmental Authorities, (x) otherwise do whatever is necessary, proper or advisable to assist and cooperate with each other in obtaining such clearance from Governmental Authorities, (y) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation and (z) respond as promptly as practicable to any other inquiries or requests received from any Governmental Authority in connection therewith.
(b)    Buyer and Seller shall keep the other reasonably informed of the status of their respective efforts to consummate the transactions contemplated hereby, including by (i) promptly notifying the other of, and if in Writing, furnishing the other with advance copies of, with a reasonable opportunity to comment thereon (or, in the case of material oral communications, advising the other orally in advance of) any communications from or with any Governmental Authority with respect to the transactions contemplated hereby, (ii) permitting the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed Written (or any material proposed oral) communication with any such Governmental Authority, (iii) not participating in any meeting with any such Governmental Authority unless, to the extent reasonably feasible, it consults with the other in advance and to the extent permitted by such Governmental Authority gives the other the opportunity to attend and participate thereat, (iv) subject to applicable Law and confidentiality considerations, furnishing the other with copies of all correspondence, filings and communications between it and any such Governmental Authority with respect to this Agreement and the transactions contemplated hereby and (v) furnishing the other with such necessary information and reasonable assistance as each of them may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority.
(c)    To comply with their respective obligations pursuant to Section 6.05(a), Buyer and Seller, as applicable, shall take the following actions: (i) dispose of or transfer, or cause any of its Subsidiaries or Affiliates to dispose of or transfer, any assets or voting securities, or commit to cause any Target Company to dispose of or transfer any assets or voting securities; (ii) discontinue, or cause any of its Subsidiaries or Affiliates to discontinue, offering any product or service, or commit to cause any Target Company to discontinue offering any product or service; (iii) license or otherwise make available, or cause any of its Subsidiaries or Affiliates to license or otherwise make available, to any Person, any technology, software or other proprietary rights, or commit to cause any Target Company to license or otherwise make available to any Person any technology, software or other proprietary rights; (iv) hold separate or cause any of its Subsidiaries or Affiliates to hold separate any assets, operations, or voting securities (either before or after the Closing Date), or commit to cause any Target Company to hold separate any assets, operations, or voting securities; (v) terminate or modify, or cause any of its Subsidiaries or Affiliates to terminate or modify, any existing relationships or contractual rights, or commit to cause any Target Company to terminate or modify any existing relationships or contractual rights; (vi) make or cause any of its Subsidiaries or Affiliates to make any commitment (to any Governmental Authority or otherwise) regarding its future operations or the future operations of any Target Company, or cause any Target Company to make any commitment (to any Governmental Authority or otherwise) regarding its future operations or the future operations of any Target Company; or (vii) agree or commit to doing, or to cause any of its Subsidiaries or Affiliates to agree or commit to doing, any of the foregoing. Notwithstanding anything to the contrary contained in this Agreement, Buyer shall not have any obligation under this Agreement, and neither Seller nor the Company shall agree without Buyer’s prior Written consent, to take any of the actions set forth in this Section 6.05(c) if, alone or in the aggregate, such actions would result in a loss of revenue of Buyer (on a consolidated basis) in excess of $75,000,000.
Section 6.06    Employee Benefits Matters.
(a)    Buyer agrees to, or cause the Target Companies to, provide to employees of the Target Companies which continue to be employed by Target Companies after the Closing Date employee benefits, including base salary, bonus targets, equity compensation and other compensatory benefits that are reasonably commensurate with and not materially less favorable, in the aggregate, to the employee benefits provided by Buyer to similarly situated Buyer employees; provided, however, that nothing in this Section 6.06 or elsewhere in this Agreement will limit the right of Buyer to amend or terminate the employment of any individual or to amend or terminate any employee benefit plan, program, or arrangement. To the extent any amounts payable to or for the benefit of the employees of the Target Companies with respect to any Employee Benefit Plan or otherwise is set forth on the Closing Statement, Buyer agrees to cause the Target Companies to pay such amounts to or for the benefit of the employees of the Target Companies no later than sixty (60) calendar days following the Closing Date.  Buyer acknowledges and agrees that the Target Companies’ participation in existing Employee Benefit Plans (including Employee Welfare Benefit Plans and defined contribution plans) shall terminate as of the Closing Date, except as otherwise set forth on Schedule 6.06.  Buyer shall, or shall cause the Target Companies to use commercially reasonable efforts to cause the Employee Benefit Plans (or their providers or administrators) to (i) waive any waiting periods, evidence of insurability requirements or preexisting condition limitations and (ii) honor any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries under any Benefit Plan maintained by the Target Companies during the portion of calendar year 2013 preceding the Closing.
(b)    Employees of the Target Companies shall be given credit under each Employee Benefit Plan, program, policy or arrangement of Buyer or any of its Affiliates in which such employees are eligible to participate for all service with the Target Companies or any predecessor employer for purposes of eligibility, vesting, severance and vacation entitlement to the extent permitted by the employee benefits plans of the Target Companies in effect after the Closing

Date; provided, however, that no provision of this Agreement shall be deemed to require the duplication of benefits.
(c)    Nothing contained herein, express or implied, (i) is intended to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement; (ii) is intended to confer upon any employee of any Target Company any right to continued employment for any period or continued receipt of any specific employee benefit, or will constitute an amendment to or any other modification of any Employee Benefit Plan; or (iii) shall limit the ability of any Target Company to terminate the employment of any employee at any time after the Closing and for any reason, including without cause.
Section 6.07    Provision Respecting Representation of the Target Companies. Each of the Parties hereby agrees, on its own behalf and on behalf of its directors, members, partners, stockholders, officers, employees and Affiliates, that Kirkland & Ellis LLP may serve as counsel to each and any Target Company, on the one hand, and Seller, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Kirkland & Ellis LLP (or any successor) may serve as counsel to Seller or any director, officer, employee, Affiliate or direct or indirect member, partner or stockholder of Seller in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation of any Target Company, and each of the Parties hereby consents thereto and waives any conflict of interest arising therefrom, and each of such Parties shall cause any Affiliate thereof to waive any conflict of interest arising from such representation; provided that attorneys of Kirkland & Ellis LLP shall remain subject in all respects to all applicable professional ethical obligations.
Section 6.08    Directors’ and Officers’ Indemnification.
(a)    From and after the Closing, Buyer shall not, and shall cause each of its Subsidiaries and Affiliates (including the Target Companies) not to, amend, repeal or otherwise modify the indemnification provisions of any Target Company’s certificate of incorporation, bylaws or other similar governing documents as in effect at the Closing in any manner that would adversely affect the rights thereunder of individuals who at the Closing were directors, officers, managers, employees or holders of equity interests of such Target Company (to the extent such person is entitled to receive indemnification from a Target Company, an “Indemnified Person”). From and after the Closing, Buyer shall assume, be liable for and honor, guaranty and stand surety for, and shall cause the Target Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.08, without limit as to time. Buyer shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by an Indemnified Person in enforcing the covenants set forth in this Section 6.08. In the event Buyer, any Target Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Buyer shall make proper provision so that the successors and assigns of Buyer or the applicable Target Company, as the case may be, shall assume the obligations set forth in this Section

6.08. The provisions of this Section 6.08 shall survive the consummation of the Closing. Notwithstanding anything else in this Agreement to the contrary (including, without limitation, the provisions of Article IX), any liability to The Gores Group, LLC, Siemens AG of their affiliated direct or indirect shareholders of the Guarantor to be incurred by Buyer or any Target Company for any Indemnified Person for acts, omissions or failures to act as of or prior to Closing with respect to fiduciary duties relating to the authorization and performance of Seller under this Agreement, shall be the sole and exclusive liability of Seller and any liability of Seller under this sentence shall be uncapped, without limitation, and subject to the applicable statute of limitations.
(b)    Prior to the Closing, Seller will obtain, or will cause the Company to obtain, and fully pay for “tail” insurance policies to satisfy any liability for the indemnification referred to in Section 6.08(a) hereof with a claims period of at least six years from the Closing Date from an insurance carrier with the same or better credit rating as the Target Companies’ current insurance carrier with respect to directors’ and officers’ liability insurance with coverage amounts terms and conditions not less favorable than those policies currently in place for Buyer, including a coverage amount of not less than $15,000,000 (with no denigration of Side B or Side C coverage). Such tail policies will be endorsed to name Buyer as an insured entity with unrestricted access to make claims under Side B and C coverage (but will not in any way make Buyer an insured for purposes of any insurer vs insured or entity vs insured exclusion). Seller will use commercially reasonable efforts so that such policies do not exclude coverage for actions brought by one insured against another insured or insureds.
(c)    The provisions of this Section 6.08 shall survive the consummation of the Closing.
Section 6.09    Post-Closing Record Retention and Access. From and after the Closing, Buyer shall provide Seller and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours and in a manner so as not to unreasonably interfere with the normal business operations of the Target Companies, to any books and records and other materials in the possession of the Target Companies relating to periods prior to the Closing Date reasonably requested for the preparation of Tax Returns, amended Tax Returns or claims for refund relating to Pre-Closing Periods (and any materials necessary for the preparation of any of the foregoing), the preparation of financial statements including for periods ending on or prior to the Closing Date, and the management and handling of any Action, whether or not such Action is a matter with respect to which indemnification may be sought hereunder), compliance with the rules and regulations of the Internal Revenue Service, the Securities and Exchange Commission or any other Governmental Authority; provided that such access shall not obligate the Target Companies to take any action that would unreasonably disrupt the normal course of their businesses or violate any applicable Law. Buyer’s obligations with respect to such books and records shall include maintaining, for at least the retention period specified in this Section 6.09, computer systems permitting access to any such books and records which are stored in electronic form in a fashion which is not less efficient than current access methods. Unless otherwise consented to in Writing by Seller, Buyer shall not and shall cause each of the Target Companies not to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any books and records and other materials of the Target Companies, or any portions thereof, relating to periods prior to the Closing Date without first offering to surrender to Seller such books and records and materials or such portions thereof.
Section 6.10    Other Tax Provisions.
(a)    Tax Indemnity. Seller shall be liable for, shall pay (or cause to be paid) and shall indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Indemnified Taxes; provided that, Seller shall not be obligated to indemnify Buyer with respect to Indemnified Taxes described in clause (ii) of the definition thereof to the extent Seller was not accorded the right to control any applicable Tax Proceeding relating to such Indemnified Taxes in accordance with Section 6.10(f)(iii). The Seller’s obligations to indemnify the Buyer Indemnified Parties under this Section 6.10(a) shall survive until thirty (30) calendar days after the expiration of the applicable statute of limitations relating to liability for any such Taxes, and notwithstanding, any other provision of this Agreement to the contrary, shall not be subject to the limitations of Section 9.04(a).
(b)    Tax Refunds.
(i)    Entitlement. Without duplication of items actually taken into account to reduce any Damages under Section 9.04(e), Tax Refunds shall be for the account of Seller, and, if applicable, the Target Companies or Buyer shall pay over to Seller any Tax Refund, within five (5) Business Days after receipt thereof; provided, however, that Buyer may offset any Tax Refund against the amount of any Tax indemnification obligation due and payable by Seller under Section 6.10(a) which has not been timely paid.
(ii)    Covenant to Pursue. After the Closing, the Buyer shall cause the Company and its Subsidiaries to continue to work in good faith and use their commercially reasonable efforts to diligently prosecute any Tax Refund claims.
(iii)    Application of Foreign Income Tax Benefit Items.
(1)    Pre-Closing Period Application Priority. In connection with any Tax Proceeding related to Foreign Income Taxes for a Pre-Closing Period, the preparation and filing of any Target Company Sale Period Tax Returns, any amendment of Income Tax Returns for Pre-Closing Periods and any applicable Tax Refund claim, Foreign Income Tax Benefit Items shall, to the maximum extent allowed by Law, be applied first (whether as a deduction, carryover or carryback) to a Pre-Closing Period prior to being applied to any Post-Closing Period (and prior to any carryback, if any, of net operating losses, capital losses, other excess of deductions and losses over taxable income and gains, Tax overpayment, and any other Tax credits or other Tax assets arising in a Post-Closing Period).
(2)    Covenant to Pursue. To the extent a Tax Refund claim arises after Closing that is attributable to Foreign Income Tax Benefit Items, Buyer shall prepare and file, or cause to be prepared and filed, any forms required by Law (including, but not limited to, amended Income Tax Returns) to claim such Tax Refund to the fullest extent permitted by Law.

(c)    Tax Sharing Agreements. Any and all existing Tax sharing or similar agreements between Seller or any Affiliate of Seller (other than any Target Company), on the one hand, and any Target Company, on the other hand, shall be terminated and all payables and receivables arising thereunder shall be settled, distributed or eliminated in a manner determined by Seller, in each case prior to the Closing Date. After the Closing Date, none of the Target Companies shall have any further rights or liabilities thereunder or under any payables or receivables arising thereunder.
(d)    Cooperation on Tax Matters. Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of any Tax Return and any Tax Proceeding, to the extent that Seller may have any liability hereunder with respect to such Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding or any tax planning and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder or otherwise provide services to Buyer, Seller or any of their affiliates relating to the preparation of any Tax Returns. Each of Buyer and Seller further agrees upon request of the other to use its commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including any Transfer Taxes). Seller agrees (i) to retain all books and records with respect to Tax matters pertinent to the Target Companies in Seller’s possession, and to abide by all record retention agreements entered into with any Governmental Authority having or purporting to have jurisdiction with respect to any Tax and (ii) to give Buyer reasonable Written notice prior to destroying or discarding any such books and records and, if the other Party so requests, Seller shall allow Buyer to take possession of such books and records.
(e)    Preparation of Tax Returns. In the event of any dispute between Buyer and Seller relating to the preparation of any Tax Return pursuant to this Section 6.10(e), the dispute shall be settled by the Accounting Firm (or such other Person reasonably acceptable to each Party) pursuant to procedures similar to those described in Section 2.07(b).
(i)    Buyer shall prepare and file, or cause to be prepared and filed, all Target Company Sale Period Tax Returns. At least thirty (30) days prior to the due date (taking into account any extensions) for any Target Company Sale Period Tax Return that is an Income Tax Return or a material Non-Income Tax Return, Buyer shall provide to Seller drafts of such Target Company Sale Period Tax Return and shall, prior to filing thereof, make any changes requested by Seller. In the event of any dispute regarding any such requested changes, the dispute shall be settled by the Accounting Firm (or such other Person reasonably acceptable to each Party) pursuant to procedures similar to those described in Section 2.07(b). Without the prior Written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed, Buyer will not (A) file or amend, or permit any Target Company to file or amend, any Tax Return of any Target Company relating to any Pre-Closing Period, unless such amendment is required by applicable Law, as agreed by Seller in Writing or determined by the Accounting Firm (or other applicable Person) in resolution of a dispute under this Section 6.10(e), or such amendment reasonably could not increase Indemnified Company Taxes or (B) make any Tax election having retroactive effect, unless such election is required by applicable Law, as agreed by Seller in Writing or determined by the Accounting Firm (or other applicable Person) in resolution of a dispute under this Section 6.10(e), or such election reasonably could not increase Indemnified Company Taxes. If Buyer does not seek the Seller’s Written consent under this Section 6.10(e)(i) to file or amend a Tax Return or make an election having retroactive effect, then the Seller shall not be liable for and Buyer shall hold the Sellers harmless from any Damages resulting therefrom or any Damages with respect to such Tax Return that was restated, amended or modified.
(ii)    The Foreign Income Tax Benefit Items shall be reported on applicable Income Tax Returns solely as income Tax deductions of the applicable Target Companies for a Pre-Closing Period and shall not be treated or reported as income Tax deductions for any Post-Closing Period unless (A) otherwise required by applicable Law or (B) otherwise available as a carryover to a Post-Closing Period after first being applied (whether as a deduction, carryover or carryback) to the Pre-Closing Period.
(f)    Tax Proceedings. Notwithstanding anything in this agreement to the contrary, Section 9.07 and Section 9.08 shall not apply to Tax matters, which shall be governed exclusively by this Section 6.10.
(i)    Target Company Tax Returns. Buyer will have the right to control, at Buyer’s expense, any Tax Proceedings relating to any Tax Return or Taxes of the Target Companies with respect to a Straddle Period (excluding Seller Affiliated Group Tax Returns), including any disposition of such Tax Proceeding; provided, however, that Seller will have the right, directly or through its designated representatives, to review in advance and comment upon all submissions made in the course of Tax Proceedings relating to a Straddle Period and to participate in all meetings or other communications relating to such Tax Proceedings, and Seller’s consent (not to be unreasonably withheld, conditioned or delayed) shall be required for any settlement, concession or other material action with respect to such Tax Proceeding by Buyer that could require any indemnification payment by Seller pursuant to this Agreement, reduce any amount payable to Seller pursuant to Section 6.10(b) or otherwise adversely affect Seller or its affiliates.
(ii)    Audits of Seller Affiliated Group Tax Returns. Seller will have the right to control, at the Seller’s expense, any Tax Proceedings relating to any Seller Affiliated Group Tax Return and any other Tax Proceeding of or relating to the Target Companies relating solely to a Pre-Closing Period.
(iii)    Tax Proceedings relating to Certain Withholding Taxes. Notwithstanding any provision of this agreement to the contrary, Seller shall have the exclusive right to control any Tax Proceeding relating to Taxes described in clause (ii) of the definition of Indemnified Taxes, and, to the extent any such Taxes are asserted or imposed but Seller was not accorded the right to control, Seller shall have no obligation to indemnify Buyer, any Target Company or any Buyer Indemnified Party with respect to such Taxes.
(g)    Allocation of Tax Liability for Straddle Periods. To the extent permitted by Law, the Tax year of each Target Company shall close on the Closing Date. For all purposes of this

Agreement, in the case of any Taxes that are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax related to the Pre-Closing Period shall:
(i)    in the case of ad valorem, property or similar Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on and including the Closing Date, and the denominator of which is the number of days in the entire taxable period, and
(ii)    in the case of any other Tax, be deemed equal to the amount which would be payable if the relevant taxable period ended on and included the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity, or any non-U.S. entity, in which the Company directly or indirectly holds a beneficial interest shall be deemed to terminate at such time); provided, however, that any Tax attributable to any action taken by Buyer, or at Buyer’s direction, outside of the Ordinary Course on the Closing Date after the Closing and not contemplated by the terms of this Agreement, shall be treated as a Tax related to the Post-Closing Period beginning on the day after the Closing Date.
(h)    Tax Shelter. Buyer shall not take any action after the Closing that would cause the transactions contemplated by this Agreement to be part of an intermediary transaction tax shelter as described in IRS Notices 2001-16 and 2008-111.
(i)    Section 338(h)(10) Election. Each of Buyer and Seller agree to file (or cause to be filed) joint elections under Section 338(h)(10) of the Code (and any similar or related provision of state, local or non-U.S. law) to treat the purchase and sale of the Target Companies as a purchase and sale of assets for U.S. federal income tax purposes and, to the greatest extent permitted by Law, for state, local and non-U.S. income tax purposes. Buyer and Seller shall cooperate with respect to any such elections and any Tax forms or Tax Returns required to be filed in connection therewith (including any amendments or revisions of any such Tax forms or Tax Returns). The Parties agree that the Purchase Price (as adjusted pursuant to this Agreement) and the liabilities of the Target Companies treated as assumed for Tax purposes (plus other relevant items, including Transaction Expenses) shall be allocated among the assets of the Company for all purposes (including Tax and financial accounting) determined as follows:
(i)    Proposed Tax Allocation. Seller shall prepare a proposed allocation (the “Proposed Tax Allocation”) and shall deliver the Proposed Allocation to Buyer within thirty (30) Business Days after the determination of the Final Closing Consideration.
(ii)    Final Tax Allocation. Buyer shall have the right to review and raise any objections in Writing to the Proposed Tax Allocation within fifteen (15) Business Days after Buyer’s receipt thereof. If Buyer does not timely raise any objections, the Initial Allocation shall become the “Final Tax Allocation.” If Buyer disagrees with respect to any item in the Proposed Tax Allocation, Buyer and Seller shall negotiate in good faith to resolve the dispute. If Buyer and Seller are unable, within fifteen (15) Business Days after receipt by the Seller of such notice of objections, to resolve the disputed items, such disputed items will be referred to the Accounting Firm and, except as set forth specifically in this Section 6.10, the procedures set forth in Section 2.07 shall be followed and apply with respect to such dispute. The Accounting Firm shall, within thirty (30) Business Days, deliver to Buyer and Seller a Written report setting forth its determination as to such disputed items (and only such disputed items), and its determinations will be conclusive and binding upon the parties thereto for purposes of the Final Tax Allocation. The Accounting Firm’s fees, costs and expenses shall be borne equally by each of Buyer and Seller.
(iii)    Consistent Reporting. Buyer and Seller agree for all Tax reporting purposes to report the transactions contemplated herein in accordance with the Final Tax Allocation and to not take any position during the course of any audit or other proceeding inconsistent with the Final Tax Allocation unless required by a determination of the applicable Governmental Authority. Buyer and Seller shall each provide to the other for review a copy of its IRS Form 8883 at least ten (10) Business Days prior to its submission to the Internal Revenue Service.
(j)    Transfer Taxes. All Transfer Taxes, together with any interest, penalties or additions to such Transfer Taxes, shall be paid one-half by Buyer and one-half by Seller. Seller and Buyer shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Transfer Taxes payable in connection therewith. Each Party shall indemnify and hold harmless the other Party from and against any Transfer Taxes for which it is responsible pursuant to this Section 6.10(j).
Section 6.11 Additional Agreements of Buyer. Buyer agrees and acknowledges that, except as otherwise expressly set forth in this Agreement, Seller and its Affiliates and representatives do not make any representation or warranty, express or implied, at law or in equity, in respect of any of the assets, liabilities, operations, cash flows or future financial condition of any Target Company or in respect of the accuracy or completeness of any information regarding the Target Companies furnished or made available to Buyer and its representatives. For the avoidance of doubt, Buyer makes no waiver of any claim or right with respect to fraud. In connection with Buyer’s investigation of the Target Companies, Buyer has received certain projections, including projected statements of operating revenues and income from operations of the Target Companies and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties. Accordingly, Buyer hereby acknowledges that no Target Company or Seller is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including, without limitation, the reasonableness of the assumptions underlying such estimates, projections and forecasts.
Section 6.12    Restrictive Covenant Agreements.
(a)    From the Closing until the date that is twenty-four (24) months after the Closing Date or such earlier date that Seller is directly or indirectly acquired by an unaffiliated third party, neither the Seller, nor any of its Subsidiaries will (a) manufacture enterprise network products or components, including modular or fixed switches or routers or wireless access points, other than products or components manufactured by Seller or its subsidiaries as of the date hereof (other than the Target Companies) (the “Restricted Business”) for sale or distribution to any geographical area in which the Target Companies or Buyer engage in the Restricted Business, or have definitive plans to engage in the Restricted Business, in each case as of the Closing Date, or (b) acquire, directly or indirectly, an equity interest in any Person that is primarily engaged in the Restricted Business in any geographical area in which the Target Companies or Buyer engage in the Restricted Business, or have definitive plans to engage in such Restricted Business, in each case as of the Closing Date. Nothing herein shall prohibit any Person from (i) being a passive owner of not more than two percent (2%) of any class of stock of a corporation, which class of stock is publicly traded, so long as such Person has no active participation in the business of such corporation or (ii) the acquisition of any Person engaged in the Restricted Business so long as the portion of the revenues of such Person primarily related to the Restricted Business does not exceed fifteen percent (15%) of the total revenues of such Person during the preceding twelve (12) months.
(b)    From the Closing until the date that is twenty-four (24) months after the Closing Date, neither Seller, Guarantor nor any of their respective Controlled Affiliates (the “Seller Restricted Parties”), shall, directly or indirectly, solicit, induce or hire, or attempt to solicit, hire or induce any employee of the Target Companies to terminate his or her employment, or solicit, induce or hire or attempt to solicit, induce or hire any consultant or independent contractor of the Target Companies to discontinue work with the Target Companies, or in any way interfere with the relationship between any Target Company and any employee, consultant or independent contractor of the Target Companies. Notwithstanding the foregoing, the limitations on solicitation set forth herein shall not prohibit the use of any general solicitations not specifically directed at the employees, consultants or independent contractors of Buyer or the Target Companies, or the hiring of any Person that (i) was terminated by the Buyer or Target Company, as applicable, other than as a result of circumstances intended to circumvent the restrictions of this Section 6.12(b) or (ii) has not been employed by Buyer or any Target Company for a period of at least twelve (12) months.
(c)    The Parties agree that the foregoing covenants impose reasonable restraints on Seller and its Controlled Affiliates in light of the activities and business of Buyer on the date of the execution of this Agreement and the current plans of Buyer for the Target Companies from and after the Closing. Additionally, because of the difficulty of measuring economic losses to Buyer as a result of a breach of the foregoing covenants, and because of the immediate and irreparable damage that could be caused to Buyer for which it would have no other adequate remedy, Seller agrees that the foregoing covenants may be enforced by Buyer by injunctions, restraining orders, and other equitable actions.
Section 6.13    Debt. At any time prior to or at Closing, Seller may, (a) elect to settle, cancel or repay, or cause the Target Companies, to settle, cancel or repay, any Intercompany Accounts or indebtedness of any Target Company for borrowed money by any Target Company, trade payables owing to any Target Company and/or accrued expenses owed by any Target Company arising in the Ordinary Course or (b) if agreed to by Buyer in writing to have any of the foregoing obligations remain in place following the Closing. Immediately following the Closing there will be no further Intercompany Accounts other than trade payables owing to any Target Company and/or accrued expenses owed by any Target Company arising in the Ordinary Course.
Section 6.14    Notification of Certain Matters. Seller, on the one hand, and Buyer, on the other hand, will, upon obtaining Knowledge (or in the case of Buyer, actual knowledge), give prompt notice to the other party of the occurrence or non-occurrence of any event, the occurrence or non-

occurrence of which is likely to cause the condition set forth in Section 7.02(a) or Section 7.03(a), as applicable, to not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.14 will not (i) limit or otherwise affect any remedies available to the party receiving such notice or (ii) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by Seller pursuant to this Section 6.14 will be deemed to amend or supplement the Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant.
Section 6.15    Employees.
(a)    Offers. The Company and the other Target Companies will cooperate and work with Buyer to help Buyer identify, and give Buyer access to, employees of the Target Companies to whom Buyer may elect to offer continued “at-will” employment (to the extent permitted by applicable Law) following the Closing with the Company, Buyer or any of their Subsidiaries. With respect to any employee of the Target Companies who receives an offer of continued employment from the Target Companies, Buyer or any of their Subsidiaries, the Target Companies will assist Buyer or any of its Subsidiaries with their efforts to enter into offer letters with such employee as soon as practicable after the date hereof, which offer letters will become effective upon the Closing. Notwithstanding any of the foregoing, nothing in this Agreement will be construed to create a right in any employee of the Target Companies to employment with Buyer, any Target Company, or any other Subsidiary of Buyer and, subject to any agreement between a Continuing Employee and Buyer, an Target Company or any other Subsidiary of Buyer, the employment of each Continuing Employee will be “at will” employment.
Section 6.16    280G Approval. Seller as the sole stockholder of the Company will request applicable employees to waive their payments and/or benefits, in each case, in a manner and form reasonably satisfactory to Buyer, in accordance with the terms of Section 280G(b)(5)(B) of the Code, and to hold a shareholder vote in accordance with such terms, so as to render (if such vote approves the payments and/or benefits) the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to contracts or arrangements with employees that have agreed to waive their payments and/or benefits that would otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such approval (if the vote approves the payments and/or benefits) to satisfy all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. Buyer shall provide any information reasonably requested by Seller with respect to agreements entered into by Buyer in order to permit Seller to obtain appropriate waivers and to make any disclosures required pursuant to Section 280G(b)(5)(B).
Section 6.17    Releases. Prior to or concurrent with execution of this Agreement, each of the Persons set forth in Schedule 6.17 will have executed and delivered to Buyer a Release of Claims in the form attached hereto as EXHIBIT D.
Section 6.18    Adoption of 2013 Equity Incentive Plan; Company Retention Grants. Seller will cause the Company to take all necessary action to (a) adopt the 2013 Equity Incentive Plan,

including, without limitation, approving the 2013 Equity Incentive Plan as the sole stockholder of the Company and (b) grant to each individual designated by Buyer an award of that number of stock options or restricted stock units under the 2013 Equity Incentive Plan covering shares of Company common stock as may be directed by Buyer (the “Company Retention Grants”), to be evidenced by stock option or restricted stock unit agreements in forms prescribed by Buyer and to be subject to such other terms ascribed to such individual as directed by Buyer, in each case of clause (a) and clause (b), not later than immediately prior to the Closing. Upon the Closing, the 2013 Equity Incentive Plan and the Company Retention Grants shall be formally assumed by Buyer using an exchange ratio based upon the fair market value of Seller’ and Buyer’s common stock.
Section 6.19    Financing; Cooperation.
(a)    Buyer shall use, and cause its Affiliates to use, its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper and advisable to consummate and obtain the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter, including using commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof, (ii) satisfy all conditions and covenants applicable to Buyer in the Debt Commitment Letter, (iii) negotiate and enter into all definitive agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter, (iv) satisfy all conditions to such definitive agreements that are applicable to Buyer and consummate the Debt Financing at or prior to the Closing, including using its (or causing its Affiliates to use) reasonable best efforts to cause SVB to fund the Debt Financing, (v) enforce its rights under the Debt Commitment Letter in the event of a material breach thereof by the debt financing provider(s) thereunder (provided that Buyer shall not be required to commence any Action against such debt financing provider) and (vi) comply with its obligations under the Debt Commitment Letter.
(b)    Buyer shall keep Seller informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to Seller copies of all executed definitive documents related to the Debt Financing. Without limiting the generality of the foregoing, Buyer shall give Seller prompt (and in any event, within two (2) Business Days) Written notice: (i) of any default or breach (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) by any party to the Debt Commitment Letter or definitive document related to the Debt Financing of which Buyer or its Affiliates becomes aware, (ii) of the receipt of any Written notice or other communication from any Person with respect to any (A) actual or potential default, breach, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing of any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing or (B) dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive document related to the Debt Financing, and (iii) if for any reason Buyer has determined in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter. As soon as reasonably practicable, but in any event, within three (3) days following delivery by Seller to Buyer of Written request therefor, Buyer shall provide any information reasonably requested by Seller relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.

(c)    Buyer shall not permit any amendment or modification to be made to, or consent to any waiver of any provision or remedy under, the Debt Commitment Letter, if such amendment, modification or waiver (i) reduces the aggregate amount of the Debt Financing contemplated in the Debt Commitment Letter to an aggregate amount less than $30,000,000, (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner adverse to Buyer or the Target Companies, (iii) amends or modifies any other term of the Financing Letters in a manner that would reasonably be expected to delay or prevent the Closing or (iv) adversely impacts the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter. Any reference in this Agreement to (x) “Debt Financing” shall include the financing contemplated by the Financing Letters as amended or modified in compliance with this Section 6.19(c), and (y) “Debt Commitment Letter” shall include such document as amended or modified in compliance with this Section 6.19(c).
(d)    If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Buyer shall use its reasonable efforts to arrange promptly to obtain alternative financing from alternative sources such that Buyer can fulfill its obligations hereunder without breaching Section 4.05 as if such representation was made as of the Closing Date (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (together with any related fee letter, the “New Debt Commitment Letter”) which shall replace the existing Debt Commitment Letter, a true, complete and correct copy of which shall be provided by Buyer to Seller promptly and in any event, within twenty-four (24) hours. In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Debt Financing” shall mean, with respect to the Debt Financing, the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (ii) below, and (ii) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent not superseded by the New Debt Commitment Letter at the time in question and the New Debt Commitment Letter to the extent then in effect. For the avoidance of doubt and notwithstanding anything to the contrary herein, Buyer acknowledges and agrees that its obligation to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein are not conditioned upon the availability or consummation of the Debt Financing, the availability of any Alternative Debt Financing or receipt of the proceeds therefrom.
(e)    Seller shall, and shall cause each of the Target Companies to, use commercially reasonable efforts to cause the officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of the Target Companies to reasonably cooperate in connection with the arrangement of the Debt Financing as may be reasonably requested by Buyer, including by (i) participating in a customary and reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with prospective lenders, (ii) furnishing Buyer and its lenders with available financial and other pertinent information regarding the Target Companies, (iii) assisting Buyer and its lenders in the preparation of lender presentations, private placement memoranda, bank information memoranda and similar documents, and (iv) taking reasonable corporate actions, subject to the occurrence of the Closing, necessary to permit the consummation of the Debt Financing. Notwithstanding the foregoing, (A) nothing herein shall require such cooperation to the extent it would unreasonably interfere with the ongoing operations of the Target Companies, (B) neither Seller nor the Target Companies shall be required to pay any commitment or other similar fee or incur any liability or obligation in connection with the Debt Financing prior to the Closing and (C) neither Seller nor any of the Target Companies shall be required to issue any offering or information document or provide or deliver any legal opinion. Buyer shall be solely responsible for all reasonable out-of-pocket costs and expenses incurred by Seller or any Target Company in connection with the cooperation requested and/or provided under this Section 6.19(e), and Buyer shall, promptly upon request of Seller, reimburse Seller or the Target Companies, as applicable, for all reasonable out-of-pocket costs and expenses incurred by or on behalf of Seller and/or the Target Companies in connection therewith.
Section 6.20    Affiliate Agreements. Except as set forth in Section 7.02(q), Seller shall not, and shall cause the Target Companies to not enter into any reseller, distribution or other similar commercial Contract with Seller or its Affiliates (including Siemens Enterprise Communications).

ARTICLE VII

CONDITIONS
Section 7.01    Conditions to Obligation of Buyer and Seller. The obligations of Buyer and Seller to consummate the transactions to be performed by it in connection with the Closing are subject to satisfaction or waiver of the following conditions as of the Closing:
(a)    No Order. No Governmental Authority will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting consummation of the transactions contemplated hereby.
(b)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby will be in effect, nor will any proceeding brought by a Governmental Authority, domestic or foreign, seeking any of the foregoing, be Threatened or pending. No Law will have been enacted applicable to the transactions contemplated hereby that makes the consummation of the transactions contemplated hereby illegal or otherwise prohibits the consummation of the transactions contemplated hereby.
Section 7.02    Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction or waiver (such waiver to be in Writing and executed by Buyer) of the following conditions as of the Closing:
(a)    Representations and Warranties. The representations and warranties of Seller in this Agreement (other than the representations and warranties of Seller as of a specified date, which shall be true and correct as of such date) shall be true and correct as of the Closing as though such representation or warranty was made at and as of the Closing, in each case except where the failure of any such representation or warranty to be true and correct has not had a Material Adverse Effect.
(b)    Performance of Covenants. Seller shall have performed and complied with in all material respects all of its covenants and agreements required to be performed or complied with by it under this Agreement prior to and as of the Closing Date; provided, that, for purposes of this Section 7.02(b) only, the obligations set forth in Section 6.19 (Financing Cooperation) shall be considered not fulfilled only if Seller or any Affiliate is in material breach of such obligations and such material breach is the proximate cause of Buyer’s failure to have sufficient funds to consummate the Closing.
(c)    Absence of Litigation. As of the Closing, there shall not be any action, suit, claim, order, injunction, writ, temporary restraining order or proceeding of any nature pending against Buyer or Seller, or any of their respective officers or directors, arising out of the transactions contemplated by the terms of this Agreement that would reasonably be expected to have a material and adverse effect on such Party’s ability to consummate such transactions.
(d)    Officer’s Certificate. Seller shall have delivered to Buyer a certificate of Seller, executed on its behalf by a duly authorized officer thereof, dated as of the Closing Date, (i) stating that the conditions specified in Sections 7.02(a)-(c) and (k) have been satisfied; (ii) attaching a copy of resolutions duly adopted by Seller’s board of directors authorizing the execution, delivery and performance by Seller of this Agreement and the other agreements contemplated hereby, and the consummation by Seller of all transactions contemplated hereby and thereby; and (iii) confirming the incumbency of the representatives of Seller and the Company executing this Agreement and the other agreements contemplated hereunder on their behalf.
(e)    Governmental Approval; Waiting Period. All waiting periods applicable to the transactions contemplated by this Agreement under the HSR Act and applicable foreign merger control, antitrust and competition Laws shall have expired or been terminated.
(f)    Termination of Intercompany Accounts. Excluding any items that shall remain in place following the Closing pursuant to Section 6.13, Seller shall cause, and deliver to Buyer, evidence of, the full settlement of all Intercompany Accounts.
(g)    Termination of Agreements. Seller shall deliver to Buyer copies of termination instruments, in form and substance satisfactory to Buyer, evidencing the termination of the agreements and documents set forth on Schedule 7.02(g).
(h)    Transition Services Agreement. Seller shall have delivered to Buyer a copy of the Transition Services Agreement, in the form attached as EXHIBIT D hereto (the “Transition Services Agreement”), duly executed by Seller.
(i)    Deliveries. Seller shall have delivered or filed or caused to be delivered or filed each item required to be delivered by it pursuant to Section 2.04.

(j)    Payoff Letters; Release of Liens. Buyer will have received from Seller the Lien Release Agreement and one or more payoff letters, each in form and substance reasonably satisfactory to Buyer, duly executed and delivered by each holder of Indebtedness set forth in Schedule 7.02(j) to this Agreement, (the “Payoff Letters”).
(k)    No Material Adverse Effect. There will not have occurred any event or condition of any character that has had a Material Adverse Effect on the Target Companies taken as a whole since the date of this Agreement.
(l)    Certificates of Good Standing. Buyer will have received a long-form certificate of good standing from the Secretary of State of the State of Delaware which is dated within 72 hours prior to Closing with respect to the Company. Buyer will have received such similar certificates evidencing the good standing of each Target Company set forth on Schedule 7.02(l) from its jurisdiction of incorporation or organization, each of which is dated within five (5) Business Days prior to Closing (except for entities organized under the Laws of any jurisdiction that does not recognize such concept).
(m)    Closing Statement. Buyer will have received from Seller, no later than three (3) Business Days prior to the Closing Date, the Closing Statement which will have been executed on behalf of the Company by its Chief Financial Officer.
(n)    Equity Award Matters. Seller will have caused the Company to have (i) taken all necessary actions to adopt the 2013 Equity Incentive Plan and (ii) granted the equity awards in accordance with Section 6.18.
(o)    Audit. Seller shall have delivered audited financial statements of the Company and the other Target Companies, on a consolidated basis, prepared by Deloitte & Touche LLP in accordance with GAAP for the years ended September 30, 2012 and 2011 accompanied with an unqualified opinion from Deloitte & Touche LLP.
(p)    General Release. Seller shall have delivered to Buyer a general release of claims arising on or prior to the Closing Date, in the form attached hereto as EXHIBIT E (the “Mutual Release”).
(q)    Agreements and Documents. Buyer will have received the following agreements and documents, each of which will be in full force and effect:
(i)    the Escrow Agreement, executed by Seller and the Escrow Agent;
(ii)    a non-solicitation agreement for each of Siemens AG and The Gores Group, LLC in the form attached hereto as EXHIBIT F; and
(iii)    the Reseller Agreement, executed by the Company and Siemens Enterprise Communications GmbH & Co. KG in the form attached hereto as EXHIBIT G.
Buyer may waive any condition specified in this Section 7.02 if it executes a Writing so stating at or prior to the Closing. In addition, any condition specified in Section 7.01(a)-(b) or

Section 7.02(a)-(d) that shall not have been satisfied or waived at or prior to the Closing shall be deemed to have been waived by Buyer if the Closing occurs notwithstanding the failure of such condition to have been satisfied or waived in Writing; provided however, any such waiver shall only be with respect to such matter as a condition to Closing and shall not prevent or limit Buyer’s right to indemnification for Damages in accordance with Article IX in respect thereof.
Section 7.03    Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction or waiver (such waiver to be in Writing and executed by Seller) of the following conditions as of the Closing:
(a)    Representations and Warranties. The representations and warranties of Buyer in this Agreement (other than the representations and warranties of Buyer as of a specified date, which shall be true and correct as of such date) shall have been true and correct as of the Closing as though such representation or warranty was made at and as of the Closing, in each case except where the failure of any such representation or warranty to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement.
(b)    Performance of Covenants. Buyer shall have performed and complied with in all material respects all of its covenants and agreements required to be performed or complied with by it under this Agreement prior to the Closing Date.
(c)    Absence of Litigation. As of the Closing, there shall not be any action, suit, claim, order injunction, writ, temporary restraining order or proceeding of any nature pending against, Buyer or Seller, or any of their respective directors or officers, arising out of the transactions contemplated by the terms of this Agreement that would reasonably be expected to have a material and adverse effect on such Party’s ability to consummate such transactions.
(d)    Officer’s Certificate. Buyer shall have delivered to Seller a certificate of Buyer, executed on its behalf by a duly authorized officer thereof, dated as of the Closing Date, (i) stating that the conditions specified in Section 7.02(a)-(c) have been satisfied; and (ii) attaching a copy of resolutions duly adopted by Buyer’s board of directors, board of managers or similar governing body authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation by Buyer of all transactions contemplated hereby and thereby; and (iii) confirming the incumbency of the representatives of Buyer executing this Agreement and the other agreements contemplated hereunder on its behalf.
(e)    Waiting Periods. All waiting periods applicable to the transactions contemplated by this Agreement under the HSR Act and applicable foreign merger control, antitrust and competition Laws shall have expired or been terminated.
(f)    Transition Services Agreement. Buyer shall have delivered to Seller a copy of the Transition Services Agreement duly executed by Buyer.

(g)    General Release. Buyer shall have delivered to Seller the Mutual Release, duly executed by Buyer.
(h)    Deliveries. Buyer shall have delivered or filed or caused to be delivered or filed each item required to be delivered by it pursuant to Section 2.04.
Seller may waive any condition specified in this Section 7.03 if it executes a Writing so stating at or prior to the Closing. In addition, any condition specified in Section 7.01(a)-(b) or Section 7.02(a)-(d) that shall not have been satisfied or waived at or prior to the Closing shall be deemed to have been waived by Seller if the Closing occurs notwithstanding the failure of such condition to have been satisfied or waived in Writing; provided however, any such waiver shall only be with respect to such matter as a condition to Closing and shall not prevent or limit Seller’s right to indemnification for Damages in accordance with Article IX in respect thereof.
ARTICLE VIII

TERMINATION; EFFECT OF TERMINATION
Section 8.01    Termination. This Agreement may be terminated as provided below:
(a)    by mutual Written consent of Seller and Buyer;
(b)    by either Seller or Buyer if: (i) such Party is not itself in material breach of its obligations under this Agreement and (ii) there has been a material breach or failure to perform on the part of the other Party of any representation, warranty, covenant or agreement contained in this Agreement, which breach or failure to perform would cause the conditions set forth in Section 7.02, or Section 7.03, as applicable, to not be satisfied at the Closing and which breach or failure, if capable of being cured, shall not have been cured within fifteen (15) calendar days following receipt by the other Party of Written notice of such breach or failure from the terminating Party (it being understood and hereby agreed that neither Party may terminate this Agreement pursuant to this Section 8.01(b) if such breach or failure is cured within such fifteen (15) calendar day period; provided, however, that no cure period will be required for a breach which by its nature cannot be cured); provided that the failure by Buyer to deliver the Closing Consideration as and when required hereunder shall not be subject to cure hereunder unless otherwise agreed to in Writing by Seller;
(c)    by either Seller or Buyer if a court of competent jurisdiction or Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transaction contemplated by this Agreement (provided that the Party seeking to terminate this Agreement pursuant to this Section 8.01(c) shall have complied with its obligations under Section 6.05 by using its commercially reasonable efforts to have any such order, decree ruling or other action vacated or lifted) or (ii) there will be any Law enacted, promulgated or issued or deemed applicable to the Closing by any Governmental Authority that would make consummation of the Closing illegal;
(d)    by Buyer, by giving Written notice of such termination to Seller, if any statute, rule, regulation or order is enacted applicable to the transactions contemplated hereby by any

Governmental Authority, which requires any action that, pursuant to Section 6.05(c) cannot be undertaken without Buyer’s Written consent; or
(e)    by either Seller or Buyer if the transactions contemplated hereby have not been consummated prior to the date that is 180 days following the date hereof, or, in the event that a Governmental Authority has (i) issued a request or notified the Parties that it intends to issue a request for additional information or documentary material pursuant to the HSR Act or (ii) instituted or Threatened to institute any suit or action challenging the validity or legality of, or seeking to restrain the consummation of the transactions contemplated by this Agreement, the date that is 270 days following the date hereof; provided that neither Seller nor Buyer shall be entitled to terminate this Agreement pursuant to this Section 8.01(e) if such Person’s breach of a representation, warranty, covenant or agreement under this Agreement has prevented the consummation of the transactions contemplated hereby.
Section 8.02    Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01 hereof, except for the right to seek specific performance in accordance with Section 10.02 and Section 6.02 (Press Releases), Section 6.03 (Transaction Expenses), Section 6.04(a) and (b) (Confidentiality), Article X (Miscellaneous) hereof and this Section 8.02, each of which will remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII, this Agreement shall thereafter become void and have no effect, and neither Party shall have any liability to the other Party or its members, stockholders, managers or directors or officers in respect thereof; provided, however, that nothing herein shall relieve any Party from liability for Damages incurred or suffered by another Party as a result of any fraud, willful misconduct or intentional breach of any covenant contained in this Agreement; provided further that any party seeking relief will not be entitled to such relief if it is in breach of any representation, warranty, covenant or agreement contained in this Agreement under circumstances that would have permitted the other party to terminate the Agreement under Section 8.01.
ARTICLE IX

INDEMNIFICATION
Section 9.01    Survival of Representations, Warranties, Covenants and Agreements.
(a)    All of the representations and warranties of Seller and Buyer contained in this Agreement, any Related Agreement, or in any certificate or other instruments delivered pursuant to this Agreement and all covenants and agreements of Seller and Buyer contained in this Agreement that are to be performed in their entirety prior to the Closing shall survive the Closing until, and shall terminate on, the date that is fifteen (15) months after the Closing Date (the expiration of such period, the “Survival Date”); provided, however, that the representation and warranties of Seller contained in (i) Section 3.01(a) (Organization of the Target Companies), Section 3.02 (Authorization of Transaction; Binding Effect) and Section 3.04 (Capitalization; Subsidiaries) (collectively, the “Fundamental Representations”) shall survive the Closing until, and shall terminate on the expiration of the applicable statute of limitations (the “Fundamental Rep Survival Date”) and (ii) Section 3.11 (Tax Matters) and Section 3.17 (Employee Benefits) will survive the Closing until, and shall terminate on, the date that is thirty (30) calendar days following the expiration of the applicable statute of limitations (the “Extended Rep Survival Date”).
(b)    All covenants and agreements of Seller and Buyer contained in this Agreement that are to be performed in whole or in part after the Closing Date shall survive in accordance with their respective terms and unless an earlier date is specified herein, shall terminate on the date the is the fourth anniversary of the Closing Date; provided that all covenants and agreements contained in Sections 6.09 and 6.10 shall terminate on the date that is the seventh anniversary of the Closing Date.
(c)    The representations and warranties, covenants and obligations of Seller, and the rights and remedies that may be exercised by the Indemnified Parties, will not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnified Parties or any of their Affiliates. Such representations and warranties, covenants and obligations will not be affected or deemed waived by reason of the fact that the Indemnified Parties knew or should have known that any representation or warranty might be inaccurate or that the Indemnifying Party failed to comply with any agreement or covenant. Any investigation by such party will be for its own protection only and will not affect or impair any right or remedy hereunder.
(d)    The parties acknowledge and agree that if any Target Company suffers, incurs or otherwise becomes subject to any Damage as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of any Target Company as an Indemnified Party) Buyer will also be deemed, by virtue of its ownership of the stock of the Target Companies, to have incurred such Damage as a result of and in connection with such inaccuracy or breach.
Section 9.02    Special Definitions. Any Person providing indemnification pursuant to the provisions of this Article IX is hereinafter referred to as an “Indemnifying Party” and any Person entitled to be indemnified pursuant to the provisions of this Article IX is hereinafter referred to as an “Indemnified Party.”
Section 9.03    Indemnification by Seller. Subject to the limitations set forth in this Article IX, Seller shall indemnify and hold harmless Buyer and Buyer’s Affiliates, officers, directors and Representatives (the “Buyer Indemnified Parties”) against and in respect of any and all claims, costs, losses, damages (including lost profits), liabilities, deficiencies, interest, awards, judgments, penalties and reasonable and documented out-of-pocket expenses, including attorneys’ and consultants’ fees and expenses and including any such expenses incurred in connection with investigating, defending against or settling any of the foregoing, and diminution in value, excluding in each case any such damages measured by multiple of earnings or profits (“Damages”) to the extent resulting or incurred from (i) any breach or inaccuracy of a representation or warranty of Seller or any other Person contained in this Agreement, the Related Agreements or in any certificate or other instruments delivered pursuant to this Agreement, (ii) any failure by Seller or any other Person to perform or comply with any covenant applicable to any of them contained in this Agreement, the Related Agreements or in any certificate or other instruments delivered or to be delivered to Buyer in connection with the transactions contemplated by this Agreement, (iii) the amount of any Closing Deficiency, if any, (iv) any Transaction Expenses or Indebtedness of Seller or the Target Companies as of the Closing that are not paid at or prior to the Closing or included in the final determination of any Closing Deficiency, or (v) any Fraud as determined by a court of competent jurisdiction. Seller will not have any right of contribution, indemnification or advancement of expenses from the Target Companies or Buyer with respect to any Damage claimed by an Indemnified Party.
Section 9.04    Limitations. Notwithstanding anything herein to the contrary:
(a)    Seller shall not be required to indemnify any Person pursuant to, and shall not have any liability under, this Agreement until the aggregate amount of all Damages for which Seller would be liable under this Agreement exceeds on a cumulative basis an amount equal to $1,200,000 (the “Deductible”); provided that, once such Damages exceed the Deductible, Seller shall become liable for only the Damages that exceed the Deductible. Notwithstanding the foregoing, Buyer will be entitled to recover for, and the Deductible will not apply as a threshold to, any and all claims or payments made with respect to Damages resulting from: (i) any breach of a representation or warranty contained in the Fundamental Representations, (ii) any Closing Deficiency not paid to Buyer or offset in accordance with Sections 2.07(c) or (e), as applicable and (iii) fraud (Losses in clauses (i) through and including (iii), collectively, “Exempted Losses”).
(b)    Except for Exempted Losses and Damages resulting from any breach or inaccuracy of a representation or warranty contained in the Tax Representations (“Tax Losses”), the amount of Damages that may be recovered by Buyer pursuant to Section 9.03 will not exceed an amount equal to the Escrow Fund. For the sake of clarity, (i) the Escrow Fund shall be the sole and exclusive recourse for all Damages for breaches of representations and warranties that are not Exempted Losses, Tax Losses or breaches or inaccuracies of a representation or warranty contained in the Employee Benefits Representations (the “Employee Benefits Losses”), and (ii) Employee Benefits Losses, while limited to Damages recoverable under Section 9.03, and to an amount in the aggregate, together with all other Damages recoverable under Section 9.03, equal to the Escrow Fund, may be recovered from an Indemnifying Party following the distribution of the Escrow Fund for claims submitted prior to the Extended Rep Survival Date and finally determined to be owed to a Buyer Indemnified pursuant to this Article IX. Except with respect to Damages from fraud, the aggregate amount of Damages that may be recovered by Buyer pursuant to Section 9.03 will not exceed the Final Closing Consideration.
(c)    Seller shall have no obligation to indemnify Buyer to the extent that (i) provision or reserve in respect of the matters giving rise to such Damage has been made in the Current Balance Sheet, or (ii) the matter giving rise to such indemnification claim was taken into account in connection with, or disputed and resolved in connection with, the determination of the final Closing Statement pursuant to Section 2.07.
(d)    Any claim for Damages made by the Buyer prior to the date that is twelve (12) months following the Closing Date shall be deemed to have been withdrawn unless a formal Action has been commenced within twelve (12) months of the notification of Seller of such Damages pursuant to the terms of this Agreement.

(e)    For purposes of determining Seller’s liability under this Article IX for any Damages or under Section 6.10(a) for any Indemnified Taxes, appropriate reductions or offsets shall be made to reflect (i) any net Tax benefits actually realized by any Indemnified Party in connection with the accrual, incurrence, or payment of such Damages or Indemnified Taxes, (ii) the recovery pursuant to any insurance policy received by any Indemnified Party in respect of such Damages. For purposes of the foregoing, the Indemnified Party shall be deemed to have realized a net Tax benefit to the extent that the amount of Taxes payable by the Indemnified Party, Buyer, the Target Companies or any of their Affiliates, as would be shown on the applicable Person’s Tax Return for the year in which the Damages or Indemnified Taxes are incurred or indemnification payment is made, or any year to which a deduction or loss attributable to such Loss or payment is carried back, is reduced below the amount of Taxes that the Indemnified Person would have been required to pay but for the deduction attributable to the indemnifiable Damages or Indemnified Taxes or payment (taking into account any increase in net Taxes as a result of the Indemnified Party’s receipt or accrual of such indemnity payment or indemnification, contribution or similar payment from a third party). For the avoidance of doubt, a mere increase in Tax attributes shall not be deemed to result in a net Tax benefit for purposes of this Section 9.04(e). If the amount of any net Tax benefit determined pursuant to this Section 9.04(e) is subsequently increased or decreased as a result of a final “determination” under Section 1313 of the Code (or similar provision of state, local or foreign law), then the Indemnifying Party or the Indemnified Party, as the case may be, shall pay to the other an amount such that the aggregate amount paid to the Indemnified Party pursuant to Section 9.04 equals the amount that would have been paid to the Indemnified Party pursuant to Section 9.04 had the result of the final “determination” been taken into account in the initial calculation of the amount of the net Tax benefit.
(f)    Notwithstanding anything to the contrary herein, the Seller’s liability under Section 6.10(a) or this Article IX, to the extent such liability relates to any Tax matters (the “Seller Tax Indemnity”) shall be reduced by the aggregate amount of net Tax benefit with respect to any Foreign Income Tax Benefit Items that Buyer, the Target Companies or any of their Affiliates realizes in any Post-Closing Period ending on or before the seventh taxable year of the Target Companies ending after the taxable year including the Closing Date with respect to any Foreign Income Tax Benefit Items. The amount of such reduction applicable to any indemnity payment under this Agreement shall be the aggregate amount of all such Tax benefits realized (as determined in the manner described in Section 9.04(e)) in Post-Closing Periods ending on or prior to the taxable year in which such payment is made, less any such amounts previously applied against Seller’s indemnity obligation under this Section 9.04(f). If the aggregate amount of Tax benefits with respect to any Foreign Income Tax Benefit Items realized by Buyer, the Target Companies or any of their Affiliates in Post-Closing Periods determined as of the end of the seventh taxable year of the Target Companies ending after the taxable year including the Closing Date exceeds the amount of such Tax benefits previously applied to reduce Seller’s indemnification liability hereunder, Buyer and its Affiliates shall pay to Seller an amount of cash equal to the lesser of (i) the amount of such excess and (ii) the aggregate amount of Seller Tax Indemnity payments made by Seller that were not reduced under this Section 9.04(f).
(g)    Except for Exempted Losses, Tax Losses and, following the distribution of the Escrow Fund until the Extended Rep Survival Date, Employee Benefits Losses, claims under

Section 9.03 will be satisfied solely from the Escrow Fund and recourse against the Escrow Fund will provide the sole and exclusive remedy following the Closing (it being understood that nothing in this Article IX or elsewhere in this Agreement will affect the Parties’ rights to specific performance or other equitable remedies with respect to the covenants referred to in this Agreement or to be performed after the Closing). Claims by an Indemnified Party for Exempted Losses or Tax Losses, will be satisfied: (i) first, from the Escrow Fund, but only after (A) satisfying all other pending claims not related to Exempted Losses or Tax Losses, and (B) making appropriate reserve as provided herein for any unresolved pending claims not related to Exempted Losses or Tax Losses, and (ii) second, if the Escrow Fund is insufficient after such satisfaction or reserve, the amount of such deficiency, (A) in the case of fraud, directly from Seller without limit, (B) in the case of Exempted Losses or Tax Losses, directly from Seller until an amount equal to the Final Closing Consideration has been recovered by Buyer pursuant to such claim and all other claims made by any Buyer Indemnified Party hereunder.
(h)    Notwithstanding anything to the contrary herein, Seller shall not be required to indemnify any Person (i) with respect to any inaccuracy in any representation, directly or indirectly, by implication or otherwise, relating to the amount or sufficiency of any net operating losses, Tax basis or any other Tax attribute, except, to the extent not compensable under Section 6.10(a), to the extent relating solely to an increase in Taxes actually payable with respect to a Pre-Closing Period and (ii) for any Taxes for any taxable period or portion thereof beginning after the Closing Date (calculated in accordance with Section 6.10(h).
(i)    Notwithstanding anything to the contrary herein and subject to the provisions of Section 9.04(f) (treating the Specific Indemnity Losses as a Seller Tax Indemnity thereunder), Seller shall indemnify Buyer for all Damages to the extent resulting from or incurred in connection with the matters set forth on Schedule 9.04(i) (the “Specific Indemnity Losses”). Such Specific Indemnity Losses shall not be subject to any limitations set forth in this Section 9.04 (other than the limitations set forth in Section 9.04(f)), including, without limitation, the Deductible or the Escrow Amount. Claims by a Buyer Indemnified Party for Specific Indemnity Losses will be satisfied directly from Seller, payable in cash or by wire of immediately available funds.
Section 9.05    Indemnification by Buyer. Buyer shall indemnify and hold harmless each of Seller and Seller’s Affiliates, officers, directors and representatives (the “Seller Indemnified Parties”) against any Damages to the extent resulting from (i) any inaccuracy in any representation or the breach of any warranty made by Buyer in this Agreement or in any certificate required to be delivered pursuant hereto, (ii) the breach by Buyer of any covenant or agreement to be performed by it hereunder and (iii) in respect of any Taxes, reasonable out-of-pocket costs or expenses or other Damages incurred by any Seller Indemnified Party in connection with adoption of the 2013 Equity Incentive Plan and/or any Company Retention Grants.
Section 9.06    Exclusive Remedy. Except as provided in Section 10.02, each Party acknowledges and agrees that, except with respect to fraud, its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and transactions contemplated hereby (including any relating to environmental, health or safety matters, including any relating to Hazardous Materials or arising under Environmental Laws) shall be pursuant to the indemnification provisions set forth in this Article IX, Section 6.08 or Section 6.10, as applicable.

In furtherance of the foregoing, but without limiting the rights of indemnification expressly provided for under this Article IX or Section 6.10, except with respect to fraud, each Indemnified Party hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law and except as provided in Section 10.02, any and all rights, claims and causes of action (including any right, whether arising at Law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including the remedy of rescission and remedies that may arise under common law) it may have against any Indemnifying Party whether arising under or based upon any federal, state, local or foreign Law (including any relating to environmental matters, including any arising under Environmental Requirements) or otherwise.
Section 9.07    Procedures for Third Party Claims.
(a)    To be entitled under this Agreement to indemnification in respect of a claim or demand by another Person (a “Third Party Claim”), an Indemnified Party must deliver to the Indemnifying Party, promptly after determining in good faith that it has a bona fide claim for indemnification pursuant to this Article IX, notice of such Third Party Claim (a “Claim Notice”), specifying, to the extent then known by the Indemnified Party, a non-binding estimate of the amount of such claim, the nature and basis of such claim and the material facts and circumstances known by the Indemnified Party relating thereto, including copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim. No delay or failure in providing such Claim Notice prior to the Survival Date, Fundamental Rep Survival Date or the Extended Rep Survival Date, as applicable, will affect an Indemnified Party’s rights hereunder, unless the Indemnifying Party demonstrates actual prejudice caused by such delay or failure, and then only to the extent thereof. Thereafter, the Indemnified Party shall keep the Indemnifying Party informed on a current basis as to any changes or developments with respect to the foregoing, including providing copies of all notices and documents (including court papers) from time to time received by the Indemnified Party relating to the Third Party Claim.
(b)    Subject to the further provisions of this Section 9.07, the Indemnifying Party will have thirty (30) calendar days (or less if the nature of the Third Party Claim requires) from the date on which the Indemnifying Party received the Claim Notice to notify the Indemnified Party that the Indemnifying Party will assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom with counsel of its choice (reasonably satisfactory to the Indemnified Party) and at its sole cost and expense (a “Third Party Defense”). If the Indemnifying Party assumes the Third Party Defense in accordance with the preceding sentence, the Indemnifying Party will be conclusively deemed to have acknowledged that the Third Party Claim is within the scope of its indemnity obligation hereunder and will hold the Indemnified Party harmless from and against the full amount of any Losses resulting therefrom (subject to the terms and conditions of this Agreement). Any Indemnified Party will have the right to employ separate counsel in any such Third Party Defense and to participate therein, but the fees and expenses of such counsel will not be at the expense of the Indemnifying Party unless (A) the Indemnifying Party will have failed, within the time after having been notified by the Indemnified Party of the existence of the Third Party Claim as provided in the first sentence of this Section 9.07(b), to assume the defense of such Third Party Claim, or (B) the employment of such counsel has been specifically authorized in

Writing by the Indemnifying Party, which authorization will not be unreasonably withheld, conditioned or delayed.
(c)    The Indemnifying Party will not be entitled to assume the Third Party Defense if:
(i)    the Third Party Claim primarily seeks any injunctive or other equitable relief;
(ii)    the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation;
(iii)    under applicable standards of professional conduct, a conflict on any significant issue exists between the Indemnified Party and the Indemnifying Party in respect of the Third Party Claim;
(iv)    Buyer would be reasonably likely to be liable for the majority of the Damages reasonably expected to result from such Third Party Claim by virtue of the limitations set forth in Section 9.04(b);
(v)    the Indemnifying Party has failed to prosecute or defend such Third Party Claim within fifteen (15) days (or less, if the nature of the Third Party Claim requires) following receipt of Written notice from the Indemnified Party of such failure; or
(vi)    the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to prosecute the Third Party Defense or the maximum foreseeable damages or amount that may be claimed exceeds the Escrow Fund.
(d)    If by reason of the Third Party Claim a Lien, attachment, garnishment or execution is placed upon any of the property or assets of Buyer or any Target Company, the Indemnifying Party, if it desires to exercise its right to assume such Third Party Defense, must furnish a satisfactory indemnity bond to obtain the prompt release of such Lien, attachment, garnishment or execution.
(e)    If the Indemnifying Party assumes a Third Party Defense, it will act in good faith in the defense, prosecution, or settlement of such Third Party Claim or litigation and will hold all Indemnified Parties harmless from and against all Losses caused by or arising out of such Third Party Claim. The Indemnifying Party will conduct the defense of the Third Party Claim actively and diligently, and the Indemnified Party will provide reasonable cooperation in the defense of the Third Party Claim. So long as the Indemnifying Party is reasonably conducting the Third Party Defense, the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior Written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Indemnified Party will have the right to pay or settle any such Third Party Claim, provided, however, that in such event it will waive any right to indemnity therefor by the Indemnifying Party for such Third Party Claim unless the Indemnifying Party will have consented to such payment or settlement (such consent not to be unreasonably withheld, conditioned or delayed). The Indemnifying Party will not consent to the entry of any judgment or enter into any settlement except with the Written consent of the Indemnified Party; provided, however, that the consent of the Indemnified Party will not be required if all of the following conditions are met:
(i)    the terms of the judgment or proposed settlement include as an unconditional term thereof the giving to the Indemnified Parties by the third party of a release of the Indemnified Parties from all liability in respect of such Third Party Claim;
(ii)    there is (A) no finding or admission of any violation of Law by the Indemnified Parties (or any Affiliate thereof) or (B) no adverse effect on any other Action or claims of a similar nature that may be made against the Indemnified Parties (or any Affiliate thereof); and
(iii)    the sole form of relief is monetary damages that are paid in full by the Indemnifying Party.
(f)    In the event that (i) an Indemnified Party delivers a Claim Notice to the Indemnifying Party and the Indemnifying Party fails or elects not to assume a Third Party Defense that the Indemnifying Party had the right to assume under this Section 9.07 or (B) the Indemnifying Party is not entitled to assume the Third Party Defense pursuant to this Section 9.07, the Indemnified Party will have the right, with counsel of its choice, to defend, conduct and control the Third Party Defense, at the sole cost and expense of the Indemnifying Party. In each case, the Indemnified Party will conduct the Third Party Defense actively and diligently, and the Indemnifying Party will provide reasonable cooperation in the Third Party Defense. The Indemnified Party will have the right to consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim on such terms as it may deem appropriate; provided, however, that the amount of any settlement made or entry of any judgment consented to by the Indemnified Party without the consent of the Indemnifying Party will not be determinative of the validity of the Third Party Claim, except with the consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). If the Indemnifying Party does not elect to assume a Third Party Defense that it has the right to assume hereunder, the Indemnified Party will have no obligation to do so.
Section 9.08    Procedures for Inter-Party Claims.
(a)    In the event that an Indemnified Party determines that it has a claim for Damages against an Indemnifying Party hereunder (other than as a result of a Third Party Claim), the Indemnified Party shall promptly give Written notice (a “Claim Notice”) thereof to the Indemnifying Party, specifying a non-binding estimate of the amount of such claim (to the extent possible), the nature and basis of the alleged breach giving rise to such claim and material facts and circumstances known by the Indemnified Party relating thereto. The Indemnified Party shall provide the Indemnifying Party with reasonable access to its books and records (and, if Seller is the Indemnifying Party, the Target Companies’ books and records) during normal business hours, and in a manner so as not to interfere with the normal operation of the Business for the purpose of allowing the Indemnifying Party a reasonable opportunity to verify any such claim for Damages.

(b)    If the Indemnifying Party in good faith objects to any claim made by the Indemnified Party in any Claim Notice, then the Indemnifying Party will deliver a Written notice (a “Claim Dispute Notice”) to the Indemnified Party during the thirty (30) calendar day period commencing upon receipt by Indemnifying Party of the Claim Notice. The Claim Dispute Notice will set forth in reasonable detail the principal basis for the dispute of any claim in the Claim Notice. If the Indemnifying Party does not deliver a Claim Dispute Notice to the Indemnified Party prior to the expiration of such thirty (30) calendar day period, then (i) each claim for indemnification set forth in such Claim Notice will be deemed to have been conclusively determined in the Indemnified Party’s favor for purposes of this Article IX on the terms set forth in the Claim Notice and (ii) if the Indemnified Party is a Buyer Indemnified Party and cash remains in the Escrow Fund, then Buyer and Seller shall jointly direct the Escrow Agent to deliver cash from the Escrow Fund to Buyer in accordance with herewith.
(c)    If the Indemnifying Party delivers a Claim Dispute Notice, then the Indemnified Party and the Indemnifying Party will attempt in good faith to resolve any such objections raised by the Indemnifying Party in such Claim Dispute Notice. If the Indemnified Party and the Indemnifying Party agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by the Indemnified Party and the Indemnifying Party will be prepared and signed by both parties and, if the Indemnified Party is a Buyer Indemnified Party and cash remains in the Escrow Fund, promptly deliver joint Written instructions to the Escrow Agent directing the Escrow Agent to distribute cash from the Escrow Fund in accordance with the terms of such memorandum.
(d)    If no such resolution can be reached during the forty-five (45) calendar day period following the Indemnified Party’s receipt of a given Claim Dispute Notice, then upon the expiration of such forty-five (45) calendar day period, either the Indemnified Party or the Indemnifying Party may bring suit to resolve the objection in accordance with Section 10.09 and Section 10.10. Judgment upon any award rendered in accordance herewith may be entered in any court having jurisdiction.
Section 9.09    Duty to Mitigate. The Indemnified Party shall use commercially reasonable efforts to mitigate or otherwise reduce the amount of any Damages that it incurs in connection with any matter with respect to which it is entitled to be held harmless, indemnified, compensated or reimbursed pursuant to this Article IX, including taking commercially reasonable measures to attempt to recover any insurance proceeds available to offset such Damages under insurance policies maintained by the Indemnified Party (that is, the Indemnified Party shall respond to such Damages in the same manner as it would respond to such Damages in the absence of the indemnification provided for in this Article IX). Upon payment of any Damages or the payment of any judgment or settlement with respect to a Third Party Claim, such Indemnifying Party shall be subrogated to the extent of such payment to the rights of the Indemnified Party against any Person with respect to the subject matter of such Damages or Third Party Claim. The Indemnified Party shall assign or otherwise cooperate with the Indemnifying Party, at the cost and expense of such Indemnifying Party, to pursue any claims against, or otherwise recover amounts from, any Person liable or responsible for any Damages for which indemnification has been received pursuant to this Agreement.

Section 9.10    Damages. Notwithstanding anything to the contrary in this Agreement, no Person shall be liable to or otherwise responsible for consequential, special, indirect, incidental, punitive or exemplary damages, or any damages measured by a multiple of earnings (except to the extent such damages result from third party claims).
Section 9.11    Payment of Damages. No later than ten (10) Business Days following the final determination of the amount of any Damages payable to an Indemnified Party in accordance with this Article IX, Escrow Agent or the applicable Indemnifying Party, as the case may be, shall pay to the Indemnified Party, in cash, by wire transfer of immediately available funds to an account designated in Writing by the Indemnified Party, the amount of such Damages.
Section 9.12    Treatment of Indemnity Payments. Following the Closing, any payment made pursuant to this Article IX shall be treated by the Parties, for U.S. federal income Tax and other applicable Tax purposes, as an adjustment to the cash proceeds received by Seller in the transaction contemplated by this Agreement.
Section 9.13    Parent Guaranty.
(a)    To the extent that Seller breaches its obligation to make payment of any Damages owed to any Buyer Indemnified Party in accordance with this Article IX, Guarantor hereby irrevocably and unconditionally guarantees to Buyer, until the seventh anniversary of the Closing Date, the payment of Seller’s obligation to make such payment (the “Guaranteed Obligations”). The Parties and, solely for purposes of this Section 9.13, Guarantor acknowledge and agree that Guarantor’s obligations hereunder are subject to the limitations set forth in Section 9.04. The Buyer acknowledges and agrees that, with respect to the Guaranteed Obligations, it does not have any right of recovery against, and no personal liability shall attach to, any former, current or future director, officer, employee, agent, general or limited partner, manager, member or affiliate (except for the sake of clarity, for (i) Seller or, (ii) solely pursuant to a violation of this Section 9.13 by such Person, any holder of stock, units or other equity interests in Guarantor (such holder in (ii) being a “Guarantor Equity Holder”)) of the Guarantor or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, affiliate (except for the sake of clarity, for Seller or, solely pursuant to a violation of this Section 9.13 by such Person, such Guarantor Equity Holder) of any of the foregoing (each of the foregoing, a “Guarantor Affiliate”), through Seller or otherwise, whether by or through attempted piercing of the corporate (or limited liability company or partnership) veil, by or through a claim by or on behalf of Seller against any other Guarantor Affiliate by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. Recourse against Guarantor under this Section 9.13 shall be the sole and exclusive remedy of the Buyer and all of its Affiliates against Guarantor or any Guarantor Affiliate in respect of any Damages arising under, or in connection with, this Agreement, the other agreements contemplated hereunder and any of the transactions contemplated hereby or thereby. Nothing set forth in this Agreement, the other agreements contemplated hereunder and any of the transactions contemplated hereby or thereby shall confer or give or shall be construed to confer or give to any Person any rights or remedies against any Person other than the Guarantor as expressly set forth herein.

(b)    A “Guarantor Transfer” shall be any sale of all or substantially all of Guarantor’s assets to an acquiring third party prior to the seventh anniversary of the Closing Date unless (a) Guarantor has validly assigned the obligations under this Agreement to another third party which is creditworthy, or (b) Buyer and Seller have mutually agreed upon a reasonable amount to be deposited into escrow until the seventh anniversary of the Closing for purposes of satisfying Guarantor’s remaining obligations under this Agreement and such deposit into escrow has been made by or on behalf Guarantor. Guarantor shall not either effect a Guarantor Transfer or enter into any agreement to do so. Guarantor shall give Buyer fourteen (14) calendar days’ notice of any proposed Guarantor Transfer and, if applicable, reasonable information for Buyer to assess the creditworthiness of such proposed third party acquirer or assignee. Notwithstanding any other provision of this Agreement, Guarantor agrees that Seller may seek injunctive relief against Guarantor for the purposes of enforcing the provisions of this Section 9.13.
(c)    The guaranty provided pursuant to this Section 9.13 shall terminate (and the Guarantor shall have no further obligation hereunder) as of the earliest of (i) such time as mutually agreed by the Guarantor, Seller and Buyer or (ii) upon any termination of this Agreement pursuant to Article VIII hereof.
ARTICLE X

MISCELLANEOUS
Section 10.01    No Third Party Beneficiaries. Except as set forth in Section 6.08 (Directors’ and Officers’ Indemnification), Section 6.10(a) (Tax Indemnification), Section 9.03 (Indemnification by Seller) and Section 9.05 (Indemnification by Buyer), this Agreement is not intended to, and shall not, confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.
Section 10.02    Remedies. Notwithstanding anything herein to the contrary, Seller and Buyer hereby agree that in the event either of Seller or Buyer violates any provision of this Agreement, the remedies at Law available to Buyer, on the one hand, and Seller, on the other hand, may be inadequate. In such event, Seller, on the one hand, and Buyer, on the other hand, shall have the right, in addition to all other rights and remedies it may have, to a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement by Seller, on the one hand, and Buyer, on the other hand, without posting any bond or other undertaking. It is explicitly agreed that Seller shall be entitled to seek specific performance of the obligation of Buyer to consummate the Closing and cause sufficient funds to be provided and paid as contemplated by this Agreement in the event that all conditions in Article 7 have been satisfied (or, with respect to certificates to be delivered at the Closing, are capable of being satisfied upon the Closing) at the time of the Closing. Each of the Parties hereto acknowledges that the rights of each Party to consummate the transactions contemplated hereunder are unique and recognize and affirm that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Party would have no adequate remedy at Law.

Section 10.03    Waiver.
(a)    To the maximum extent permitted by applicable Law, (i) no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given; and (ii) no notice to or demand on one Party shall be deemed to be a waiver of any right of the Party giving such notice or demand to take further action without notice or demand. Except with respect to fraud, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as Parties in the preamble to this Agreement or successors-in-interest thereto (the “Contracting Parties”) and the Guarantor with respect to its obligations as set forth in Section 9.13.
(b)    Subject to the provisions of Section 9.13, no Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, “Non-Recourse Persons”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Non-Recourse Persons.
(c)    Subject to the provisions of Section 9.13, without limiting the foregoing, to the maximum extent permitted by law, (i) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at Law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Recourse Person, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (ii) each Contracting Party disclaims any reliance upon any Non-Recourse Person with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Except for claims against Seller arising under this Agreement pursuant to the terms hereof, Buyer shall not assert and shall cause the Target Companies and Buyer’s Affiliates not to assert any claim against any present or former director, officer, employee or agent of Seller, for or with respect to any matter relating to the Target Companies arising prior to Closing.
Section 10.04    Entire Agreement. This Agreement, including the Disclosure Schedule, the Exhibits and Schedules hereto, Related Agreements and the documents referred to herein constitute the entire agreement among the Parties and supersede any prior understandings, agreements or representations by or among the Parties, Written or oral, that may have related in any way to the subject matter hereof.
Section 10.05    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights or interests or delegate any of its obligations hereunder without the prior Written approval of the other Party; provided that Buyer may (i) assign any or all of its respective rights and interests hereunder to one or more of its Affiliates or to any lender providing financing for the transactions contemplated hereby and (ii) designate one or more of its Affiliates to perform its respective obligations hereunder; provided, however, in either case of clause (i) or (ii), Buyer shall remain responsible for the performance of all of its respective obligations hereunder.
Section 10.06    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement and any amendments hereto, to the extent signed and delivered by means of digital imaging and electronic mail or a facsimile machine, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.
Section 10.07    Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 10.08    Notices. All notices, requests and other communications hereunder must be in Writing and will be deemed to have been duly given only if delivered personally against Written receipt or by electronic mail (delivery receipt requested) or by facsimile transmission against facsimile confirmation or mailed by prepaid first class certified mail, return receipt requested, or mailed by overnight courier prepaid, to the Parties at the following addresses or facsimile numbers:
If to Seller:
Enterprise Networks Holdings, Inc.
1881 Campus Commons Drive
Reston, VA 20191
Email: stephen.juge@siemens-enterprise.com
Fax: (703) 262-3080
Attention:    Stephen Juge, Esq.

and
The Gores Group
10877 Wilshire Boulevard, 18th Floor
Los Angeles, California 90024
Email: aguagliano@gores.com; EHattler@gores.com
Fax: (310) 209-3310; (310) 443-2149
Attention: Anthony Guagliano; Eric Hattler

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
333 South Hope Street

Los Angeles, CA 90071
Email: rick.madden@kirkland.com
Fax: (213) 680-8500
Attention: Rick Madden, Esq.

If to Buyer:

Extreme Networks, Inc.
145 Rio Robles
San Jose, CA 95134
Email: aamadia@extremenetworks.com
Fax: 408.579.3029
Attention: Allison Amadia

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303
Email: ed.batts@dlapiper.com
Fax: (650) 687-1106
Attention: Ed Batts, Esq.

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 10.08, or by electronic mail to the email address as provided in this Section 10.08, or by facsimile transmission to the facsimile number as provided in this Section 10.08, be deemed given on the day so delivered if delivered before 5:00 p.m. local time of the recipient on a Business Day, and otherwise on the next following Business Day, (b) if delivered by mail in the manner described above to the address as provided in this Section 10.08, be deemed given on the earlier of the third Business Day following mailing or upon actual receipt, and (c) if delivered by overnight courier to the address as provided in this Section 10.08, be deemed given on the earlier of the first Business Day following the date sent by such overnight courier or upon actual receipt, in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 10.08. Either Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party.
Section 10.09    Governing Law. This Agreement shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 10.10    Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING

OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.
Section 10.11    Dispute Resolution; Consent to Jurisdiction.
(a)     The Parties hereby agree that, in order to obtain prompt and expeditious resolution of any disputes under this Agreement, each claim, dispute or controversy solely seeking money damages in an amount not exceeding $3,500,000, arising out of a claim for indemnification under Article IX or arising out of, in connection with, or in relation to, the interpretation, performance or breach of this Agreement, or the transactions contemplated hereby, including any claim based on contract, tort or statute, or the arbitrability of any claim hereunder (an “Arbitrable Claim”), will be settled by final and binding arbitration conducted under the Commercial Arbitration Rules of the American Arbitration Association (“AAA”). All such Arbitrable Claims will be settled by three (3) arbitrators with at least fifteen (15) years of experience with respect to complex commercial disputes. Such arbitrators will be provided through AAA by mutual agreement of the Parties; provided, that, if the Parties are not able to agree in good faith on the identity of such arbitrators, the Parties agree that the arbitrators will be appointed by AAA. No such arbitrator may have any preexisting, direct or indirect relationship with any party to the dispute. Each Party expressly consents to, and waives any future objection to, such forum and arbitration rules. Judgment upon any award may be entered by any state or federal court in the United States having jurisdiction thereof. Except as required by applicable Laws (including, without limitation, the Laws, rules and regulations of the United States Securities and Exchange Commission and the NASDAQ Stock Market), neither Party nor the arbitrators will disclose the existence, content, or results of any arbitration hereunder without the prior Written consent of all Parties. Adherence to this dispute resolution process will not limit the right of the Parties to obtain any provisional remedy, including injunctive or similar relief, from any court of competent jurisdiction as may be necessary to protect their respective rights and interests pending arbitration. Notwithstanding the foregoing sentence, this dispute resolution procedure is intended to be the exclusive method of resolving any Arbitrable Claims. The arbitration procedures will follow the substantive law of the State of Delaware, including the provisions of statutory law dealing with arbitration, as it may exist at the time of the demand for arbitration, insofar as said provisions are not in conflict with this Agreement and specifically excepting therefrom sections of any such statute dealing with discovery and sections requiring notice of the hearing date by registered or certified mail. The arbitrators will determine the prevailing party and will include in their award that party’s reasonable attorneys’ fees and costs.
(b)    Except as expressly stated in Section 10.11(a), each Party irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal or state court located in the State of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby.

Each Party agrees to commence any such action, suit or proceeding either in the Delaware Chancery Court or any federal or state court of the State of Delaware. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 10.11(b). Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Delaware Chancery Court or any federal or state court of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
Section 10.12    Amendments and Waivers. Any provision of this Agreement may be amended if, and only if, such amendment is in writing and is signed, by Buyer and Seller. At any time prior to the Closing, Buyer, on the one hand, and Seller, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other Party, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the covenants, agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party. No waiver by either Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty, covenant or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.
Section 10.13    Incorporation of Exhibits and Schedules. The exhibits and schedules identified in this Agreement are incorporated herein by reference and made a part hereof.
Section 10.14    Construction. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party.
Section 10.15    Interpretation. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement and (v) the word “including” means “including without limitation.”
Section 10.16    Disclosure Schedule. The information set forth in each section or subsection of the Disclosure Schedule to this Agreement (the “Disclosure Schedule”) shall be deemed to provide the information contemplated by, or otherwise qualify, the provisions of this Agreement set forth in the corresponding section or subsection of this Agreement and any other section or subsection of this Agreement, if and to the extent that it is reasonably apparent on its face that such disclosure is related to such other particular part or section of the Disclosure Schedule. The Seller’s Disclosure Schedules are intended to be and are specifically incorporated by reference in this Agreement. Buyer acknowledges and agrees that all documents and materials deposited in Seller’s electronic data room and made accessible for Buyer or its Representative’s viewing, as of 12:01 pm Eastern Daylight Time on September 11, 2013 are deemed to have been delivered to Buyer or its representatives. For purposes of this Agreement, a document shall only considered “Made Available” to Buyer if such document has been deposited in Seller’s electronic data room and made accessible for Buyer’s or its Representative’s viewing.
Section 10.17    Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
Section 10.18    Other Remedies. Except as expressly set forth herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

ENTERPRISE NETWORKS HOLDINGS, INC. a Delaware corporation By: /s/ Eric Hattler Name: Eric Hattler Title: Vice President
EXTREME NETWORKS, INC. a Delaware corporation By: /s/ Charles W. Berger Name: Charles W. Berger Title: President and Chief Executive Officer
Solely for purposes of Section 9.13: ENTERPRISE NETWORKS HOLDINGS B.V. By: /s/ Eric Hattler Name: Eric Hattler Title: Authorized Signatory